UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

SCHEDULE 14F-1
INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULES 14F-1 THEREUNDER

______________

BTHC VII, INC.
(Exact name of registrant as specified in charter)

Delaware	000-52123	20-4864126
(State or other jurisdiction of	(Commission File No.)	(IRS Employee Identification No.)
incorporation or organization)

125 South Wacker Dr., Ste. 2600,
Chicago, IL 60606
(Address of Principal Executive Offices)

(312) 782-6800
(Issuer Telephone number)

12890 Hilltop Road.
Argyle, TX 76226
(Former name or former address, if changed since last report)

Approximate Date of Mailing: August 3, 2007

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement (the “Statement”) is being furnished to all holders of record at the close of business on July 27, 2007, of shares of $.001 par common stock (“Common Stock”) of BTHC VII, Inc., a Delaware corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), and Securities and Exchange Commission (the “SEC”) Rule 14f-1. As of such date, and immediately following the closing of the Merger and 2007 Equity Transactions (as defined below), the Company had 39,953,122 shares of Common Stock issued and outstanding, all of which shares were entitled to one vote per share on all matters for which stockholders are entitled to vote.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

     This Statement is being circulated to the stockholders of the Company, in connection with the transaction described more fully below, which resulted in the change of control of the Company. The Company is a reporting company pursuant to the Exchange Act.

     This Statement is being provided solely for information purposes.

THE TRANSACTION

     On July 27, 2007, the Company executed an Agreement of Merger and Plan of Reorganization (the “Merger Agreement”) by and between the Company and its wholly owned subsidiary, WBT Acquisition Corp., a Delaware corporation (“Acquisition Corp.”) and Whitehall Jewelers, Inc., a Delaware corporation (“Whitehall”). Pursuant to the Merger Agreement Acquisition Corp. merged with and into Whitehall, with Whitehall surviving the merger (the “Merger”).

In addition, pursuant to the terms and conditions of the Merger Agreement:

  Following the Merger, the Company became the holder of a single share of Whitehall common stock, resulting in a wholly owned parent/subsidiary relationship between the Company and Whitehall.

  In connection with the Merger, we issued to the former stockholders of Whitehall, an aggregate of 24,853,801 shares of Common Stock, described below, which resulted in such former stockholders owning approximately 62.21% of our issued and outstanding Common Stock, after giving effect to the issuance of capital stock pursuant to the 2007 Equity Transactions, but not counting additional shares of capital stock acquired by PWJ Lending LLC (“PWJ Lending”) and PWJ Funding, LLC (“PWJ Funding” and together with PWJ Lending, the “PWJ Entities”), in the 2007 Equity Transactions.

  Immediately, prior to the Merger, Whitehall was owned 22.93% by PWJ Funding and 52.74% by PWJ Lending , both entities managed by Prentice Capital Management, LP (“Prentice”), and 24.33% by Holtzman Opportunity Fund, L.P. (“Holtzman”).

  The PWJ Entities also subscribed for an additional 7,134,941 shares of our Common Stock and warrants to purchase 3,567,471 shares of our Common Stock pursuant to the 2007 Equity Transactions, and therefore upon conclusion of the Merger and the 2007 Equity Transactions, affiliates of Prentice collectively own 64.93% of our issued and outstanding Common Stock.

  The sole officer of the Company resigned and Whitehall’s officers assumed their respective positions with the Company.

  Ten days after the filing of this Statement, the Company’s Board of Directors will be reconstituted by the appointment of Edward Dayoob, Jonathan Duskin, William R. Lazor and Charles G. Phillips (all of whom were directors of Whitehall immediately prior to and after the Merger), and Efrem Gerszberg, a director elect of the Company, and the resignation of Timothy P. Halter from his role as director of the Company.

  Each of the Company and Whitehall provided customary representations and warranties and closing conditions, including approval of the Merger by Whitehall’s and Acquisition Corp.’s stockholders.

          The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is filed as Exhibit 2.1 to the Form 8-K filed with the SEC on August 1, 2007 (the “Form 8-K”).

     The Merger

     An Agreement of Merger and Plan of Reorganization was entered into as July 27, 2007 by and among ourselves, Acquisition Corp. and Whitehall (the “Merger Agreement”). On July 27, 2007, the Company’s and Acquisition Corp.’s Board of Directors each approved the Merger and on July 27, 2007, Whitehall’s Board of

Directors approved the Merger. On July 27, 2007, the stockholders of Whitehall and the stockholders of Acquisition Corp. approved the Merger by unanimous written consent. Pursuant to the Merger Agreement, at the effective time of the Merger, Acquisition Corp. merged with and into Whitehall, with Whitehall remaining as the surviving entity and a wholly owned operating subsidiary of ours by cancelling our Common Stock outstanding and issuing to us one share of Whitehall common stock. In addition, pursuant to the Merger, the legal existence of Acquisition Corp. ceased and all of the Acquisition Corp. common stock that was outstanding immediately prior to the Merger was cancelled. At the same time and pursuant to the Merger Agreement we issued to the former stockholders of Whitehall, an aggregate of 24,853,801 shares of our Common Stock, which represents 62.21% of our issued and outstanding Common Stock, after giving effect to the issuance of our Common Stock pursuant to the 2007 Equity Transactions, but not counting additional shares of capital stock acquired by the PWJ Entities in the 2007 Equity Transactions. The PWJ Entities also subscribed for an additional 7,134,941 shares of our Common Stock and warrants to purchase 3,567,471 shares of our Common Stock pursuant to the 2007 Equity Transactions, and therefore upon conclusion of the Merger and the 2007 Equity Transactions, the PWJ Entities collectively own 64.93% of our issued and outstanding Common Stock. In addition, pursuant to the Merger Agreement, options to purchase 9,847 shares of Whitehall common stock, each at an exercise price of $850 per share prior to the Merger, have been converted into options to purchase 2,447,129 shares of Common Stock, each at an exercise price of $3.42 per share.

     Prior to the effective time of the Merger there were 479,438 shares of our Common Stock issued and outstanding.

     We have entered into an Advisory Agreement with Halter Financial Group, Inc. and Halter Financial Investments, L.P. (the “Advisory Agreement”), pursuant to which Halter Financial Group, Inc. agreed to provide financial advisory services in connection with the Merger. Pursuant to the Advisory Agreement, upon completion of the Merger, Halter Financial Group, Inc. received a fee of $300,000. In addition, pursuant to the Advisory Agreement, Halter Financial Investments, L.P. surrendered to us for cancellation as treasury shares 20,562 shares of our Common Stock. Halter Financial Group, Inc. has agreed to indemnify us from certain costs that may arise in connection with our plan of reorganization, as set forth in the Advisory Agreement. Halter Financial Investments, L.P. has also agreed not to issue, sell, offer or agree to sell, grant any option for the sale of, pledge, enter into any swap, derivative transaction or other arrangement that transfers to another, any of the economic consequences of ownership with respect to the 164,719 shares of Common Stock during the period beginning on July 27, 2007 and continuing to and including the date that is the earlier of six months from such date, and the date that the Registration Statement (as defined below) is declared effective.

     After the consummation of the Merger, the Company intends to amend its certificate of incorporation to (i) increase its authorized number of shares of Common Stock from 40 million shares to 100 million shares, and (ii) change its name to Whitehall Jewelers Holdings, Inc. Shortly after the consummation of the Merger, affiliates of Prentice, as holders of over a majority of our issued and outstanding Common Stock, have executed written consents of the stockholders of the Company approving such amendments. These amendments shall not become effective until filing of a Certificate of Amendment with the Secretary of State of the State of Delaware. Under federal securities laws, the Company cannot file the Certificate of Amendment until, at a minimum, 30 days after the filing of a preliminary information statement on Schedule 14C (the “Preliminary Information Statement”). If the Preliminary Information Statement is not reviewed by the SEC within ten (10) days of its being filed, the Company will promptly file a definitive information statement on Schedule 14C (the “Definitive Information Statement”). If the Preliminary Information Statement is reviewed by the SEC, the Company will promptly file the Definitive Information Statement once the SEC has completed its review. The amendments will become effective no less than 20 days after filing with the SEC and mailing to our stockholders the Definitive Information Statement. Upon closing of the Merger and the 2007 Equity Transactions, the stockholders of the Company prior to the Merger will control approximately 479,438 shares of Common Stock or 1.2% of our outstanding shares of Common Stock.

     The certificate of merger is filed as Exhibit 3.5 to the Form 8-K and is incorporated herein by reference. A copy of the Merger Agreement is filed as Exhibit 2.1 to the Form 8-K and is incorporated herein by reference. The foregoing description of such agreements and the transactions contemplated thereby do not purport to be complete and are qualified in their entireties by reference to such filed exhibits.

     The 2007 Equity Transactions

     Concurrent with the Merger, the Company entered into the Securities Purchase Agreement (the “Securities Purchase Agreement”), by and among us, Whitehall and the purchasers named therein (the “Purchasers”), and consummated the transactions contemplated thereby on July 27, 2007 (the “2007 Equity Transactions”). The Securities Purchase Agreement provides for the sale by the Company to the Purchasers of a total of 14,619,883 shares of our Common Stock (the “Shares”), at a price of $3.42 per Share for aggregate gross proceeds of $50 million. The Purchasers also received warrants to purchase up to 7,309,939 shares of Common Stock at an exercise price of $4.10 per share (the “Warrants”). Roth Capital Partners, LLC acted as exclusive placement agent and received a fee of approximately $1.8 million. The Company issued a press release on July 30, 2007 announcing its entry into the Securities Purchase Agreement and describing the transactions contemplated thereby. The full text of the press release is attached as Exhibit 99.1 to the Form 8-K.

     All of the Purchasers represented that they were “accredited investors,” as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended, (the “Securities Act”), and the sale of the Shares and Warrants was made in reliance on exemptions provided by Regulation D and Section 4(2) of the Securities Act.

     In connection with the Securities Purchase Agreement, the Company and the Purchasers entered into a Registration Rights Agreement, dated as of July 27, 2007 (the “Registration Rights Agreement”), and the Company agreed to file a registration statement to register the resale of the Shares (the “Registration Statement”), and the shares of Common Stock underlying the Warrants (the “Warrant Shares”), subject to certain cutbacks, within 90 days of the closing date and to use reasonable best efforts to cause the Registration Statement to be declared effective by the earlier of (i) (a) in the event that the Registration Statement is not subject to review by the SEC, the 120th calendar day following the closing of the 2007 Equity Transactions and (b) in the event that the Registration Statement is subject to review by the SEC, the 150th day following the closing of the 2007 Equity Transactions, and (ii) the fifth trading day following the date on which the Company is notified by the SEC that the Registration Statement will not be reviewed or is no longer subject to further review and comments and the effectiveness of the Registration Statement may be accelerated. If the Company fails to cause the Registration Statement to be filed or declared effective on or before the time periods specified above, or cause the Registration Statement to remain effective for the lesser of (x) two years from the closing and (y) such shorter period for the availability of sales of securities pursuant to Rule 144(k) promulgated under the Securities Act, except for allowable grace periods, the Company shall be required to pay the Purchasers liquidated damages equal to 1% of the aggregate purchase price for the Shares per month until such failures are cured, subject to a cap of 10%. On July 27, 2007 PWJ Funding, PWJ Lending and Holtzman entered into a Lock-Up Agreement for the benefit of the Purchasers and agreed not to issue, sell, offer or agree to sell, grant any option for the sale of, pledge, enter into any swap, derivative transaction or other arrangement that transfers to another, any of the economic consequences of ownership of any of their respective shares (other than the Shares and Warrants purchased by the PWJ Entities pursuant to the Securities Purchase Agreement and the Warrant Shares underlying the Warrants purchased by the PWJ Entities pursuant to the Securities Purchase Agreement) beginning on July 27, 2007 and continuing to and including the date that is 180 calendar days after the date that the Registration Statement is declared effective.

     In connection with the 2007 Equity Transactions, the Company incurred expenses which included, without limitation, commissions to the placement agent, legal and accounting fees, and other miscellaneous expenses, of approximately $2.2 million.

     The Company did not use any form of advertising or general solicitation in connection with the sale of the Shares and Warrants. The Shares, the Warrants and the Warrant Shares are non-transferable in the absence of an effective registration statement under the Securities Act, or an available exemption therefrom, and all certificates are imprinted with a restrictive legend to that effect.

     The description of the 2007 Equity Transactions described in this Statement does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement filed as Exhibit 10.2 to the Form 8-K, the Registration Rights Agreement filed as Exhibit 4.1 to the Form 8-K, and the form of Warrant filed as Exhibit 10.1 to the Form 8-K (collectively, the “Transaction Documents”), all of which are incorporated herein by reference. The forms of the Transaction Documents have been included to provide investors and security holders with information regarding their terms. They are not intended to provide any other factual information about the Company. The Transaction Documents contain certain representations, warranties, covenants and indemnification provisions with respect to any breaches of such representations, warranties or covenants. Investors and security holders should not rely on the representations and warranties as characterizations of the actual state of facts because they were made only as of the respective dates of the Transaction Documents. In addition, information concerning the subject matter of the representations and warranties may change after the respective dates of the Transaction Documents, and such subsequent information may not be fully reflected in the Company’s public disclosures. The slides presented to potential investors in the 2007 Equity Transactions are included as Exhibit 99.2 to the Form 8-K.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Unless otherwise indicated in this Statement, all references in this Statement to the Company’s Board of Directors shall refer to the to the directors elect of the Company, which shall become the Board of Directors of the Company 10 days after the filing of this Statement pursuant to Section 14(f) of the Exchange Act and Rule 14F-1 thereunder.

     The following table sets forth certain information as of July 27, 2007 after consummation of the Merger, and the 2007 Equity Transactions regarding the beneficial ownership of shares of our Common Stock by: (i) each person or entity known to us to be the beneficial owner of more than 5% of our Common Stock; (ii) each of our named executive officers; (iii) each member of our Board of Directors; and (iv) all members of our Board of Directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the SEC and is calculated based on 39,953,122 shares of our Common Stock issued and outstanding on July 27, 2007 following the Merger and the 2007 Equity Transactions. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock issuable upon the exercise of stock options or warrants or the conversion of other securities held by that person that are currently exercisable or convertible, or are exercisable or convertible within 60 days of the closing of the Merger and the 2007 Equity Transactions, are deemed to be issued and outstanding. These shares, however, are not deemed outstanding for the purposes of computing percentage ownership of each other stockholder.

	Securities Beneficially Owned
Name and address of beneficial	Shares of common stock	Percentage of common stock
owner(1)	beneficially owned	outstanding

Principal security holders:
Prentice Capital Management, LP(2)	25,941,812	64.9
Holtzman Opportunity Fund, LP(3)	6,046,813	15.14
Millennium Partners, L.P.(4)	4,385,965	11

Directors and executive officers:
Edward Dayoob	466,119	*
Michael Don	131,096	*
Jonathan Duskin(5)	—	—
Mark Funasaki	74,878	*
David Harris	—	*
Efrem Gerszberg(6)	—	—
Dawn Kennedy(7)	—	—
William Lazor	—	—
Robert B. Nachwalter	44,392	*
Charles G. Phillips(8)	—	—

Former Executive officers
Robert L. Baumgardner	—	—
John R. Desjardins	—	—
Matthew M. Patinkin	—	—
Debbie-Nicodemus-Volker	—	—
All directors and executive
officers as a group (12 persons)	32,705,110	81.86

*	Denotes less than 1%.

(1)	Except as otherwise noted below, each of the following individual’s address of record is c/o Whitehall Jewellers, Inc., 125 South Wacker Dr., Ste. 2600, Chicago, IL 60606.

(2)

Prentice Capital Management, LP is the manager of the PWJ Entities and, as such, may be deemed to have voting control and investment discretion over securities owned by the PWJ Entities. The PWJ Entities own 25,941,812 shares of Common Stock. These shares beneficially owned do not include the Warrants issued in the 2007 Equity Transactions, which will become exercisable upon the filing of an amendment to our Certificate of Incorporation increasing the number of our authorized shares of Common Stock to 100 million shares and, in the aggregate, entitle the PWJ Entities to purchase up to 3567,471 shares of our Common Stock. Mr. Zimmerman is the Managing Member of (a) Prentice Management GP, LLC, the general partner of Prentice Capital Management and (b) Prentice Capital GP, LLC, the general partner of certain investment funds that own interests in the PWJ Entities and (c) Prentice Capital GP II, LLC, the general partner of certain other investment funds that own interests in the PWJ Entities. As such, Mr. Zimmerman may be deemed to control Prentice Capital Management and certain of the investment funds that own interests in the PWJ Entities and therefore may be deemed to be the beneficial owner of the securities held by the PWJ Entities. Each of Mr. Zimmerman and Prentice Capital Management disclaims beneficial ownership of all of the securities reported in this Statement. The address for Prentice Capital Management, LP is 623 Fifth Avenue, 32nd Floor, New York, NY 10022.

(3)	The address for Holtzman Opportunity Fund, L.P. is c/o Jewelcor Companies, 100 N. Wilkes-Barre Blvd., 4th Floor, Wilkes Barre, Pennsylvania 18702.

(4)

Millennium Management, L.L.C., a Delaware limited liability company, is the managing partner of Millennium Partners, L.P., a Cayman Islands exempted limited partnership, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners, L.P. Israel A. Englander is the managing member of Millennium Management, LLC. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management, L.L.C. The foregoing should not be construed in and of itself as an admission by either of Millennium Management, L.L.C. or Mr. Englander as to beneficial ownership of the shares of the Company’s common stock owned by Millennium Partners, L.P. The address of Millennium Partners, L.P. is c/o Millennium Management, L.L.C., 666 Fifth Avenue, 8th Floor, New York, NY 10103.

(5)	The mailing address of Jonathan Duskin is c/o Prentice Capital Management, LP, 623 Fifth Avenue, 32nd Floor, New York, NY 10022.

(6)

Mr. Gerszberg is a limited partner of the Holtzman Opportunity Fund, LP. However, Mr. Gerszberg does not control Holtzman Opportunity Fund, LP nor the investment manager. Mr. Gerszberg disclaims all beneficial ownership in the Form 8-K except to the extent of his limited partnership interest in the Holtzman Oppurtunity Fund. The address for Mr. Gerszberg is c/o Jewelcor Companies, 100 N. Wilkes-Barre Blvd, Wilkes-Barre, PA 18702.

(7)	Dawn Kennedy resigned on May 13, 2007.

(8)	The mailing address of Charles G. Phillips is c/o Prentice Capital Management, LP, 623 Fifth Avenue, 32nd Floor, New York, NY 10022.

APPOINTMENT OF NEW OFFICERS AND DIRECTORS

     In connection with the Merger Agreement, effective June 27, 2007, the Company’s executive management team was reconstituted and Timothy P. Halter resigned from his positions as the Company’s President, Chief Executive Officer, Chief Financial Office and Secretary. Upon the effective time of the Merger, the following individuals (all of whom were officers of Whitehall prior to the Merger) took the positions set after their names: Edward A. Dayoob (Chief Executive Officer and President); Michael Don (Executive Vice President and Chief Financial Officer); Mark Funasaki (Executive Vice President – Chief Administrative Officer and Business Development), David Harris (Senior Vice President - Store Operations) and Robert B. Nachwalter (Senior Vice President and General Counsel).

     Pursuant to the Merger Agreement 10 days after the filing of this Statement, the Company’s Board of Directors will be reconstituted by the appointment of Edward Dayoob, Jonathan Duskin, William R. Lazor and Charles G. Phillips (all of whom were directors of Whitehall immediately prior to and after the Merger), and Efrem Gerszberg, a director elect of BTHC VII, Inc., and the resignation of Timothy P. Halter from his role as director of the Company.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     Pursuant to the Merger Agreement ten days after the filing of this Statement, Timothy P. Halter will resign from the Board and the following directors elect of BTHC VII, Inc. will become the directors of the Company. The executive officers of Whitehall became the executive officers of the Company as of the effective time of the Merger.

Board of Directors and Executive Officers

Name	Age	Position

Jonathan Duskin	39	Director
Efrem Gerszberg	33	Director
Timothy P. Halter*	40	Director
Charles G. Phillips	54	Director
William R. Lazor	57	Director
Edward A. Dayoob	68	Chief Executive Officer and President and Chairman of
		the Board
Michael Don	50	Executive Vice President and Chief Financial Officer
Mark Funasaki	44	Executive Vice President, Chief Administrative Officer and
		Business Development
David Harris	58	Senior Vice President – Store Operations
Robert B. Nachwalter	37	Senior Vice President and General Counsel

* Timothy P. Halter is a current director of the Company and will resign ten days after the filing of this Statement.

     Edward Dayoob was appointed to the Boards of Directors of Whitehall on March 15, 2006 pursuant to the 2006 Merger Agreement (as defined below). He served as President and Chief Executive Officer of Fred Meyer Jewelers, Inc., the nation’s fourth largest fine jewelry company and a wholly-owned subsidiary of Fred Meyer, Inc., from 2000 to 2005 and Senior Vice President of Fred Meyer, Inc. from 1989 to 2000. Mr. Dayoob started in the jewelry business in 1959 with White Front Stores in California, where he served as Vice President of Operations. Mr. Dayoob joined Weisfield Jewelers in Seattle, Washington in 1972. In 1973, Mr. Dayoob founded Fred Meyer Jewelers.

     Jonathan Duskin was appointed to the Board of Directors of Whitehall on March 15, 2006 pursuant to the 2006 Merger Agreement. He is an employee of Prentice, a New York-based investment firm, which he joined at its inception in May 2005. Prior to joining Prentice, Mr. Duskin was employed by an affiliate of S.A.C. Capital Management, LLC (“S.A.C.”) since 2002. Prior to joining S.A.C., Mr. Duskin was a managing director at Lehman Brothers Inc., a financial services company, from 1998 to 2002, where he served as Head of Product Management and Chairman of the Investment Policy Committee within the Research Department. He currently serves on the boards of directors of The Wet Seal, Inc. and certain portfolio companies of Prentice.

     Efrem Gerszberg was appointed to the Board of Directors of Whitehall on July 27, 2007. Mr. Gerszberg has been the President and Chief Operating Officer of George Foreman Enterprises, Inc. (OTC: GFME), formerly MM Companies, Inc. (OTC: MMCO), since May 2004. He has been a member of Web.com’s (WWWW) Board of Directors since August 2005. Since 2003, Gerszberg has been the Chief Operating Officer of Jewelcor Management Inc., an entity primarily engaged in investment and management services. Since its inception in 1993, Mr. Gerszberg has served on the Board of Directors and Strategic Advisory Panel of Ecko Unlimited, a privately held young men’s apparel company. Mr. Gerszberg earned his J.D. from Rutgers School of Law.

     Charles G. Phillips was appointed to the Board of Directors of Whitehall on March 15, 2006 pursuant to the 2006 Merger Agreement. Mr. Phillips joined Prentice as its Chief Operating Officer at its inception in May 2005. Mr. Phillips was the President of Gleacher & Co., an investment banking and management firm, where he worked from 1991 until his retirement in 2003. Prior to joining Gleacher & Co., Mr. Phillips was a Managing Director at Morgan Stanley, a member of its Investment Banking Operating Committee and the founder of its High Yield Bond Department during the 1980s. Mr. Phillips currently serves on the boards of directors of California Pizza Kitchen, Inc., Champps Entertainment, Inc. and PQ Licensing S.A. (i.e. Le Pain Quotidien).

     William R. Lazor was appointed to the Board of Directors on January 29, 2007. Mr. Lazor is a CPA, officer and stockholder with Kronick Kalada Berdy & Co., a certified public accounting firm based in Kingston, Pennsylvania where he has practiced at the partner level for more than 25 years. Mr. Lazor has served on the boards of the McCole Foundation and the Richard and Marion Pearsall Family Foundation, as an officer and member since December, 1999. Mr. Lazor has been an officer/stockholder of Keystone Financial Advisors, Inc. since September, 1995. Mr. Lazor is a Certified Fraud Examiner and is also registered with the National Association of Securities Dealers and the New York Stock Exchange in general securities. Mr. Lazor is also registered in the Commonwealth of Pennsylvania as a Registered Investment Advisor. Mr. Lazor received his B.S. degree in Commerce and Finance from Wilkes College (University) and holds CPA licenses in both Pennsylvania and New York.

     Michael Don joined Whitehall on November 27, 2006, as its Executive Vice President and Chief Financial Officer. Prior to joining Whitehall, Mr. Don served as the Executive Director of the law firm Stoel Rives, LLP in 2005 and 2006. From 2002 through 2004, Mr. Don was the Senior Vice President and Chief Financial Officer of Columbia Distributing Company, a multi-state beverage distribution company. From 1987 through 2000, Mr. Don held various positions within Fred Meyer, Inc. with his last position as Chief Executive Officer of Fred Meyer Jewelers, Inc. from 1996 to 2000. Mr. Don also held the positions of Vice President and Treasurer, Vice President of Real Estate and Construction and Senior Vice President, Strategic Planning for Fred Meyer, Inc. Mr. Don received his CPA accreditation in Oregon in 1980.

     Mark Funasaki joined Whitehall on November 27, 2006, as its Executive Vice President and Chief Administrative Officer. Before joining Whitehall, Mr. Funasaki spent nine years with Fred Meyer Jewelers, Inc. most recently as its Vice President of Strategic Planning and Business Development from 2003 through 2006. Mr. Funasaki also held the positions of Vice President of Information Systems, Vice President of E-Commerce and Controller for Fred Meyer Jewelers, Inc.

     David Harris joined Whitehall on March 27, 2006, as its Senior Vice President – Store Operations. Prior to joining Whitehall, Mr. Harris spent over 30 years with the Zale Corporation in various capacities including positions as Vice President Operations in both the Zales and Bailey Banks and Biddle Divisions. Mr. Harris also served as the Vice President Operations for the Gordon Jewelry Corp., a wholly owned subsidiary of the Zale Corporation. Mr. Harris was the Executive Vice President of Operations for Cardow Jewelers from 1992 to 1994 and served as the Executive Vice President of Adelsteins Jewelers from 1982 to 1987.

     Robert B. Nachwalter joined Whitehall on April 24, 2006, as its Senior Vice President and General Counsel. Prior to joining Whitehall, Mr. Nachwalter was Senior Counsel with Ryder System, Inc. from 2003 to 2006. Before moving to Ryder System Inc. in 2003, Mr. Nachwalter worked for Mayor’s Jewelers, Inc. as Senior Counsel and Director of Legal Affairs (now Birks and Mayor’s, Inc.) from 1999 to 2003. From 1997 to 1999, Mr. Nachwalter was an associate in the law firm of Carlson & Bales, P.A.

     Timothy P. Halter - Since 1995, Mr. Halter has been the president and the sole stockholder of Halter Financial Group, Inc., a Dallas, Texas based consulting firm specializing in the area of mergers, acquisitions and corporate finance. In September 2005, Mr. Halter and other minority partners formed HFI. HFI conducts no business operations. Mr. Halter currently serves as a director of DXP Enterprises, Inc., a public corporation (NASDAQ: DXPE), and is an officer and director of Point Acquisition Corporation, a Nevada corporation; Nevstar Corporation, a Nevada corporation; Concept Ventures Corporation, a Nevada corporation; Robcor Properties, Inc., a Florida corporation; BTHC VI, Inc., BTHC VII, Inc., BTHC VIII, Inc., and BTHC X, Inc., each a Delaware corporation. Each of the afore-referenced companies is current in the filing of their periodic reports with the SEC. Except for DXP Enterprises, each of the afore-referenced companies for which Mr. Halter acts as an officer and director may be deemed shell corporations. Timothy P. Halter is a current director of the Company and will resign ten days after the filing of this Statement.

     Family Relationships

     There are no family relationships among the individuals comprising our Board of Directors, management and other key personnel.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     During fiscal 2006, the Company accrued $500,000 in management fees due to Prentice related to their management support throughout the year. The Company also paid or has accrued certain transaction costs related to the merger which followed the tender offer that Prentice and Holtzman launched for Whitehall in March 2006 (the “2006 Merger”) totaling $3.0 million.

     On or about May 25, 2007, Whitehall sent a proposed Note Extension Agreement (“NEA”) to inventory suppliers (“Suppliers”), requesting such Suppliers extend the payment date for their remaining trade debt balance. Under the terms of the NEA, in consideration for these Suppliers agreeing to extend the maturity date until March 31, 2009, we agreed among other things: (i) to make early payments to such Suppliers who executed the NEA for certain holiday merchandise purchased in 2007 and (ii) to have certain additional events of default under the individual unsecured promissory notes issued to the participating Suppliers, including, but not limited to limiting payments under the trade notes to all Suppliers that did not execute the NEA (“Non-Participating Suppliers”) in advance of the March 31, 2009 date in excess of an aggregate amount of $2.5 million. PWJ Lending, an affiliate of Prentice, has indicated its interest to cover the difference, if any, between $2.5 million and any additional amounts due to Non-Participating Suppliers who did not execute the NEA. Through commitments obtained from suppliers (as set forth above) plus assurances from PWJ Lending, Whitehall believes it will be able to satisfy its obligation to pay no more than $2.5 million to the Non-Participating Suppliers under the Trade Notes. However, Whitehall may be required to pay the remaining balance of its trade debt in the aggregate amount of approximately $22.3 million in the event that the Company defaults on its obligations under the NEA.

     On July 27, 2007, WJ Holding merged with and into Whitehall, with Whitehall surviving.

     PWJ Lending, Holtzman and Whitehall also entered into a Contribution Agreement, whereby 2,210,770 shares of our Common Stock and warrants to purchase 1,105,385 shares of our Common Stock were issued to PWJ Lending pursuant to the 2007 Equity Transactions, 52,741 shares of Whitehall common stock were issued to PWJ Lending and 16,686 shares of Whitehall common stock were issued to Holtzman. The payment of these shares under the Contribution Agreement constituted payment in full of the $66,574,166 in loan obligations under the Second Amended and Restated Term Loan Credit Agreement, dated as of February 20, 2007, by and among us, the lending institutions from time to time party thereto and PWJ Lending, as administrative and collateral agent.

     Roth Capital Partners, LLC acted as exclusive placement agent for the 2007 Equity Transactions and purchased, as part of the 2007 Equity Transactions, 145,000 shares of our Common Stock and warrants to purchase 72,500 shares of our Common Stock for $495,900.

     Pursuant to the Advisory Agreement, the Company is obligated to pay a fee of $300,000 to Halter Financial Group, Inc. after the consummation of the Merger and the 2007 Equity Transactions. Timothy Halter, the Company’s sole director and officer prior to the Merger is the president and sole stockholder of Halter Financial Group, Inc.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company’s officers, directors, and persons who beneficially own more than 10% of the Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on the Company’s review of these reports or written representations from certain reporting persons, the Company believes that during the fiscal year ended January 31, 2007, and during the current fiscal year, all filing requirements applicable to the Company’s officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were made.

Review, Approval or Ratification of Transactions with Related Persons

     Our management determines which transactions or relationships should be referred to the Board of Directors for consideration. The Board of Directors then determines whether to approve, ratify, revise or terminate a related person transaction on a case by case basis. We have not adopted a written policy for the review of transactions with related persons.

The discussion under Committees of the Board of Directors, Meetings of the Board of Directors and Director Independence, below, refer to the Board of Directors and committees of BTHC VII, Inc. pre-Merger and the current post-Merger Board of Directors and committees.

     Committees of the Board of Directors

     Audit Committee

     We do not have an Audit Committee or Audit Committee Charter. Our Board of Directors performed some of the functions associated with a Audit Committee. The Board of Directors has not yet determined the composition of the Audit Committee.

     Nominating Committee

     We do not have a Nominating Committee or Nominating Committee Charter. Our Board of Directors performed some of the functions associated with a Nominating Committee. The Board of Directors has not yet determined the composition of the Nominating Committee.

     Compensation Committee

     We do not have a Compensation Committee or Compensation Committee Charter. Our Board of Directors performed some of the functions associated with a Compensation Committee. The Board of Directors has not yet determined the composition of the Compensation Committee.

Meetings of the Board of Directors

     The Board of Directors of our Company held no formal meetings during the year ended January 31, 2007. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the Directors. Such resolutions consented to in writing by the Directors entitled to vote on that resolution at a meeting of the Directors are, according to the Delaware General Corporation Law and our Bylaws, as valid and effective as if they had been passed at a meeting of the Board of Directors duly called and held.

Director Independence

     Presently, we are not required to comply with the director independence requirements of any securities exchange. In determining whether our directors are independent, however, we intend to comply with the rules of NASDAQ. Currently, one of our directors elect, William Lazor, is “independent” under the independence standards of NASDAQ.

SHAREHOLDER COMMUNICATIONS WITH DIRECTORS

     Shareholders who want to communicate with the board or with a particular director may send a letter to the Secretary of the Company, Robert B. Nachwalter. The mailing envelope should contain a clear notation indicating that the enclosed letter is a “Board Communication” or “Director Communication.” All such letters should state whether the intended recipients are all members of the board or just certain specified individual directors. The Secretary will circulate the communications (with the exception of commercial solicitations) to the appropriate director or directors. Communications marked “Confidential” will be forwarded unopened.

LEGAL PROCEEDINGS

Resolution of Class Action Lawsuits Federal Derivative Complaints and State Derivative Complaint

     Class Action Lawsuit, State Derivative Complaints and Federal Derivative Complaints

     The Company was party to Class Action Complaints, State Derivative Complaints and Federal Derivative Complaints filed against the Company and certain of its former officers and directors beginning in fiscal year 2004. The consolidated Class Action Lawsuit (Greater Pennsylvania Carpenters Pension Fund v. Whitehall Jewellers, Inc. Case No. 04 1107) alleged that the Company and its officers made false and misleading statements and falsely accounted for revenue and inventory during the putative class period. The consolidated class action complaint alleged violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. The State Derivative Complaints filled in Illinois (Richard W. Cusack, et al. v. Sheila C. Patinkin, independent executor of the estate of Hugh M. Patinkin, deceased, et al. Case No. 04-CH-09705 consolidated with 05-CH-06926 and 05-CH-09913) asserted claims for breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, unjust enrichment, breach of fiduciary duties for insider selling and misappropriation of information, and contribution and indemnification. The factual allegations of the consolidated State Derivative Complaint were similar to those made in the Class Action Lawsuit. The Federal Derivative Complaints (Myra Cuerton v. Richard K. Berkowitz Case No. 05 C1050 and Tai Vu v. Richard Berkowitz Case No. 05 C 2197) against the Company and certain of the Company’s officers and directors also asserted a claim for breach of fiduciary duty and the factual allegations of the complaints were similar to those made in the Class Action Lawsuit and the consolidated State Derivative Complaint.

     With respect to the Class Action Lawsuit, consolidated State Derivative Complaint and Federal Derivative Complaints described above, the Company reports that on July 24, 2006 a Final Judgment and Order of Dismissal was entered in the consolidated Class Action Lawsuit. Additionally, on June 26, 2006 both of the Federal Derivative Complaints previously pending in the Northern District of Illinois were dismissed with prejudice pursuant to a Joint Stipulation of Dismissal. Finally, by an Order of Dismissal dated December 5, 2006, the consolidated State Derivative Complaint previously pending in the Circuit Court of Cook County was dismissed with prejudice.

     Severance Matters with Former Executives

     John R. Desjardins vs. Whitehall Jewellers, Inc. The Company and Mr. Desjardins have settled the action previously filed on December 7, 2006, in Illinois by Mr. Desjardins, the former Executive Vice President and Chief Financial Officer for the Company in which he asserted claims against the Company for certain severance payments. The settlement includes a severance payment from the Company of approximately $1.1 million (plus interest) with more than a half of the severance payment to be made concurrent with the dismissal of the action and the remaining balance to be paid over a 24 month period. The Company has agreed to continue certain fringe benefits as well as reimburse Mr. Desjardins for other expenses related to insurance matters and maintain insurance coverage for 30 months following separation. The Company also agreed to pay Mr. Desjardins’ attorney’s fees associated with bringing the above-referenced action. In consideration for these payments, Mr. Desjardins executed a release of all claims against the Company.

     Matthew Patinkin. Mr. Patinkin, the former Executive Vice President of Real Estate and Development, has threatened legal action against the Company alleging breach of contract related to claimed severance benefits. The parties are currently engaged in settlement negotiations. The parties are close to an agreement in principal on key financial terms, but are still negotiating the terms of the proposed settlement. The Company has recorded approximately $1,000,000 for estimated settlement costs. In the event that the matter cannot be resolved without legal action, the Company intends to vigorously contest the claims and exercise all of its available rights and remedies. If the Company is unable to resolve the claims and the outcome of these potential action is adverse to the Company, the potential judgment in such action as well as the costs and expenses associated with defending the claims might exceed the reserves currently maintained on the balance sheet.

     Other Matters

     The Company is also involved from time to time in certain other legal actions and regulatory investigations arising in the ordinary course of business. Although there can be no certainty, it is the opinion of management that none of these other actions or investigations will have a material adverse effect on the Company’s results of operations or financial condition.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

     Overview

     Although the Company has a Compensation Committee of the Board of Directors, due to the small size of the Board of Directors and the 2006 Merger, for fiscal 2007, the entire Board of Directors reviewed executive compensation decisions.

     Our Board of Directors has responsibility for establishing, monitoring and implementing our compensation program. The Board of Directors designs its policies to attract, retain and motivate highly qualified executives. We compensate our executive officers named in the Summary Compensation Table (“Executives”) through a combination of base salary and incentive bonus payments, designed to be competitive with comparable employers and to align each Executive’s compensation with the long-term interests of our stockholders. The employment agreements with Edward Dayoob, Michael Don, Mark Funasaki and Robert Nachwalter provide that the executives shall be eligible during their employment period to be granted stock options, restricted stock and/or other equity-based compensation awards. No options were granted in fiscal 2006. In fiscal 2007, Whitehall adopted the 2007 Whitehall Jewelers, Inc. Stock Incentive Plan, and on July 20, 2007, Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter were granted options to purchase 4,823, 2,813, 1,608 and 402 shares of common stock of Whitehall, respectively, in each case for an exercise price of $850 per share, the fair market value of such shares on the date of grant. Following the closing of the Merger, pursuant to the terms of the equity incentive plan, these options were converted to options to purchase 1,198,594, 699,180, 399,351 and 99,883 shares of our common stock, which we assumed at the closing of the Merger. Base salary and incentive bonus payments are determined and paid annually and are designed to reward current performance. In fiscal 2007, the Company also entered into Bonus Award Agreements with Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter. Under these agreements, Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter will be eligible to receive maximum bonuses equal to $300,000, $175,000, $100,000 and $25,000, respectively. Subject to the terms of each agreement, Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter will receive 83%, 52%, 52% and 88% respectively, of his total bonus amount on the next regular payroll date following December 31, 2008. Thereafter, Mr. Dayoob and Mr. Nachwalter will receive an amount equal to 1/36th and Mr. Don and Mr. Funasaki will receive an amount equal to 1/48th of his total bonus amount on a monthly basis, until such time as he has received a gross amount equal to his total bonus amount. The Board of Directors seeks to motivate Executives through our compensation program to achieve our long-term sustainable growth.

     Objectives of Compensation Program

     The primary objective of our compensation program is to compensate Executives in a way that reinforces decisions and actions which will drive long-term sustainable growth, which in turn leads to increased stockholder value. To achieve these goals we must attract and retain highly qualified Executives and motivate them to work to their fullest potential.

     What Our Compensation Program is Designed to Reward

     The Board of Directors focuses on long-term goals of the business and designs rewards programs that recognize business achievements it believes are likely to promote sustainable growth. The Board of Directors believes compensation programs should reward Executives who take actions that are best for the long-term performance of the Company while delivering positive annual operating results.

     Our compensation decisions are driven by a pay-for-performance philosophy, which takes into account performance by both the Company and the individual. The Board of Directors combines this approach with an integrated performance management process that includes strategies, business planning, metrics, management routines, individual performance and rewards in order to closely link rewards to the interests of stockholders.

     We do not currently engage any consultant related to executive and/or director compensation matters.

     Elements of Our Compensation Plan and How It Relates to Our Objectives

     Currently, the Board of Directors uses short-term compensation (salary and incentive bonus payment) and long-term compensation (equity incentive plan awards effective as of fiscal 2007) to achieve its goal of driving sustainable growth. The Board of Directors uses its judgment and experience in determining the mix of compensation. The Board of Directors also informs itself of market practices and uses market data for context and a frame of reference for decision making. Base salary and incentive bonus payments are determined and paid annually and are designed to reward current performance. Although no stock options or equity incentive plan awards were made to the Executives in fiscal 2006, in fiscal 2007, the Company implemented an equity incentive plan award program designed to reward long term performance. The Board of Directors reviews total short-term and long-term compensation annually. There is no established policy or formula for allocating any individual’s total compensation between cash and non-cash, or between short-term and long-term incentives. This approach is designed to provide the Company with flexibility to respond to marketplace and individual factors in attracting and retaining executive talent and encouraging performance.

     Short-Term Compensation

     Base Salary. This element is important in attracting Executives and provides a secure base of cash compensation. Increases are not preset and take into account the individual’s performance, responsibilities of the position, experience and the methods used to achieve results, as well as external market practices.

     Salary planning begins with a percentage guideline for increases, based on the rate of increase in the Consumer Price Index for Urban Wage Earners and Clerical Workers, as compiled by the U.S. Bureau of Labor Statistics for the preceding year, which is adjusted up or down for individual performance based on recommendations from our Chief Executive Officer (“CEO”). The guidelines are set after considering competitive market data, affordability and current salary levels, as appropriate. At the end of the year, the CEO evaluates each Executive’s performance in light of individual objectives. Base salary compensates each Executive for the primary responsibilities of his/her position and is set at levels that we believe enable us to attract and retain talent. The Board of Directors relies to a large extent on its evaluations of each Executive’s performance. In fiscal 2006, the base salary increases for the Executives were approximately 0.0% to 1.56%.

     Annual Incentive Bonus Payments. We utilize cash bonuses as an incentive to promote achievement of individual and Company performance goals. Actual awards are based on financial and individual performance. Financial performance is determined at the end of the year based on business results versus preset business objectives, annual financial performance goals and our strategic performance initiatives. Depending on the Executive’s responsibilities, performance is set and measured at the corporate level or a combination of corporate or operating level, as appropriate. Individual performance is determined based on performance of the individual in light of his or her preset objectives. The Board of Directors may also take into account additional considerations that it deems fundamental.

     Using these guidelines, the Board of Directors reviewed our fiscal 2006 results and evaluated the performance of each of our Executives. Based on such evaluations, the Board of Directors determined the annual incentive bonus payment for our named executive officers and approved the recommendations of our CEO regarding bonus awards for our other Executives, in each case based on individual performance consistent with our general compensation philosophy.

     Long-Term Compensation

     Although the employment agreements with the Company’s executive officers provide that the executives shall be eligible during their employment period to be granted stock options, restricted stock and/or other equity-

based compensation awards, none were granted in fiscal year 2006. In fiscal 2007, the Company adopted the 2007 Whitehall Jewelers, Inc. Stock Incentive Plan and issued grants thereunder. The form of long-term incentive compensation that the Board of Directors generally employs is stock options. The long-term incentive compensation is intended to motivate Executives to make stronger business decisions, improve financial performance, focus on both short-term and long-term objectives and encourage behavior that protects and enhances the long-term interests of our stockholders. (See “—Equity Incentive Plan”).

     In fiscal 2007, the Company also entered into Bonus Award Agreements with each of Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter. Under these agreements, Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter will be eligible to receive maximum bonuses equal to $300,000, $175,000, $100,000 and $25,000, respectively. Subject to the terms of each agreement, Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter will receive 83%, 52%, 52% and 88% respectively, of his total bonus amount on the next regular payroll date following December 31, 2008. Thereafter, Mr. Dayoob and Mr. Nachwalter will receive an amount equal to 1/36th and Mr. Don and Mr. Funasaki will receive an amount equal to 1/48th of his total bonus amount on a monthly basis until such time as he has received a gross amount equal to his total bonus amount. (See “—Bonus Award Agreements Entered Into With Named Executive Officers”).

     Equity Incentive Plan

     Prior to our Merger, Whitehall adopted the 2007 Whitehall Jewelers, Inc. Stock Incentive Plan, which we refer to as the equity incentive plan. We assumed the equity incentive plan and the awards granted thereunder at the closing of the Merger. The equity incentive plan provides for the grant of stock options and stock appreciation rights and for awards of shares, restricted shares, restricted stock units and other equity-based awards. Any employee, officer, director or consultant of us or any of our affiliates are eligible to participate in the equity incentive plan.

     The equity incentive plan is administered by the compensation committee of our Board of Directors (or, in the absence of a compensation committee, by our Board of Directors). The compensation committee of the Board of Directors has the authority to (1) select equity incentive plan participants, (2) interpret the equity incentive plan, (3) establish, amend and rescind any rules and regulations relating to the equity incentive plan and to make any other determinations deemed necessary or desirable for the administration of the equity incentive plan, (4) correct any defect or supply any omission or reconcile any inconsistency in the equity incentive plan in the manner and to the extent deemed necessary or desirable and (5) establish the terms and conditions of any award consistent with the provisions of the equity incentive plan and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions). Any decision in respect of the interpretation and administration of the equity incentive plan lies within the sole and reasonable discretion of the Compensation Committee of the Board of Directors.

     Defined Contribution Plans

     The Company provides retirement benefits to the named executive officers, including matching contributions, under the terms of its tax-qualified 401(k) defined contribution plan. The named executive officers participate in the plan on substantially the same terms as our other participating employees. We believe that these benefits are comparable to those provided by comparable companies. The Company does not maintain any defined benefit or supplemental retirement plans.

     How We Chose Amounts and/or Formulas for Each Element

     The Board of Directors also takes into consideration external market practices. The Board of Directors believes that total compensation opportunity should be comparable to the marketplace. In evaluating our compensation program, the Board of Directors considers the level of compensation paid to executive officers in comparable executive positions.

     Base Salary. Salary planning begins with a percentage guideline for increases, which is adjusted up or down for individual performance. The guidelines are set after considering competitive market data, affordability and current salary levels, as appropriate. At the end of the year, the CEO evaluates each Executive’s performance in light of individual objectives. The Board of Directors relies to a large extent on the CEO’s evaluations of each Executive’s performance.

     Annual Incentive Bonus Payments. Generally, the Board of Directors makes awards within a range for expected performance levels determined by the Board of Directors at the beginning of the year. The Board of Directors carefully considers any exceptions. When deciding what measures to use at the start of a plan year and the target level of achievement of those measures, the Board of Directors carefully considers the state of our business and what measures are most likely, in present circumstances, to lead to sustainable growth.

     Compensation for the Named Executive Officers

     During fiscal 2006, our CEO, Edward A. Dayoob, our CFO and Executive Vice President, Michael Don, our Executive Vice President, Business Development and Chief Administrative Officer, Mark Funasaki, our Senior Vice President, General Counsel, Chief Compliance Officer and Secretary, Robert B. Nachwalter and our Senior Vice President of Store Operations, David Harris were parties to an employment agreement with us governing the terms of their compensation. Pursuant to these agreements, the Board of Directors was responsible for establishing profitability targets on which annual incentive bonus payments would be based. Such targets are based on net income, operating income or any other basis the Board of Directors considered most appropriate. While the Board of Directors determined the actual amount of Mr. Dayoob’s, Mr. Don’s, Mr. Funasaki’s and Mr. Nachwalter’s annual bonus, under their employment agreement Mr. Dayoob and Mr. Don will have a target bonus opportunity of not less than 50% of their annual base salary and Mr. Funasaki and Mr. Nachwalter will have a target bonus opportunity of not less than 35% and 30%, respectively, of their annual base salary. Moreover, pursuant to their employment agreements, for the fiscal year ended January 31, 2007, Mr. Don was entitled to receive a minimum bonus of $42,000 and Mr. Funasaki was entitled to receive a minimum bonus of $40,000. Pursuant to his employment agreement, the actual amount of Mr. Harris’s annual bonus is determined by the Board of Directors.

     In December 2006, the Board of Directors reviewed these executives performance against certain goals using then current fiscal 2006 results and the other criteria established by the Board of Directors, including operating income, and decided on the incentive bonus payment for these executives after considering input by the CEO.

     In January 2007, the Board of Directors reviewed the Executives’ performance against individual objectives such as business results versus preset business objectives, annual financial performance goals and our strategic performance initiatives. The Board of Directors relies to a large extent on the CEO’s evaluations of each Executive’s performance.

     A portion of these executives incentive bonus payment was determined by our meeting pre-established targets pursuant to his employment agreement.

     Under their employment agreements, Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter are entitled to receive stock options to purchase of 3%, 1.75%, 1% and 0.25%, respectively, of the outstanding shares of common stock of Whitehall, at a purchase price equal to the fair market value of a share of the Company’s common stock on the date of grant. While this stock option will generally vest based on these executives’ continued employment with the Company, beginning with fiscal year 2007, a portion of the option was to vest if certain performance goals, based on meeting or exceeding EBIDTA (as defined in the employment agreement) targets, were met. The agreements provide that one fourth (1/4) of the options will vest if EBITDA for the Company equals or exceeds $5,000,000 at the end of any fiscal year; One half (1/2) of the options will vest if EBITDA for the Company equals or exceeds $15,000,000 at the end of any fiscal year; three fourths (3/4) of the options will vest if EBITDA for the Company equals or exceeds $25,000,000 at the end of any fiscal year; and any unvested portion of the options will vest if EBITDA for the Company equals or exceeds $35,000,000 at the end of any fiscal year. (See—Equity Incentive Plan.)

     Our former CEO, Robert Baumgardner and our former Executive Vice President of Merchandising and Marketing, Debbie Nicodemus-Volker were parties to employment agreements with the Company governing the terms of their compensation. Under his employment agreement, Mr. Baumgardner was to receive an annual bonus of up to 50% of his annual base salary and a bonus for the fiscal year ending January 31, 2007 of not less than $125,000. Mr. Baumgardner’s employment terminated pursuant to an agreement and release, dated September 29, 2006. No bonus was paid to Mr. Baumgardner.

     While an employee of the Company, Ms. Nicodemus-Volker was eligible to participate in the Company’s Management Cash Bonus Plan pursuant to her employment agreement. Ms. Nicodemus-Volker’s employment terminated effective October 27, 2006. Pursuant to her employment agreement, Ms. Nicodemus-Volker will receive continued payment of her base salary through October 27, 2007, a period of twelve months following the date of her termination of employment, subject to reduction by the amount of any compensation that Ms. Nicodemus-Volker receives from a subsequent employer or other employment during this twelve-month period.

     Dawn Kennedy, John Desjardins and Mathew Patinkin are parties to severance agreements. These severance agreements do not provide for compensation during the term of employment, only upon termination of employment. Under these severance agreements, Ms. Kennedy, Mr. Desjardins and Mr. Patinkin would be entitled to receive severance payments and benefits if their employment was terminated by the Company without “cause” (as defined in the severance agreements), if they terminated their employment for “good reason” (as defined in the severance agreements) and in certain situations following a “change in control” (as defined in the severance agreements) of the Company, as more fully described under the captions titled, “—Severance and Employment Agreements—Severance Agreements with Named Executive Officer” and “Severance and Employment Agreements—and Former Named Executive Officer.” These agreements terminated following the resignation of these former executives’ employment.

Summary Compensation

     The following summary compensation table sets forth certain information concerning compensation for services rendered in all capacities awarded to, earned by or paid to the Company’s Chief Executive Officer and Chief Financial Officer and others who served as Chief Executive Officer and Chief Financial Officer during the year ended January 31, 2007 and the Company’s three most highly compensated executive officers (other than the Chief Executive Officer and Chief Financial Officer) (the “Named Executive Officers”) who were serving as executive officers at the end of the Company’s fiscal year ended January 31, 2007.

	Year
	Ended	Annual Compensation		Stock	Option	All Other
Name and Principal Position	Jan. 31	Salary	Bonus	Awards	Awards	Compensation	Total

Current Executive Officers

Edward Dayoob
CEO and Chairman of the Board	2007	$254,693	$150,500 (1)	—	—	$28,348(2)	$433,541

Michael Don
Executive Vice President and CFO	2007	$53,846	$42,000 (3)	—	—	$6,351 (4)	$102,197

Dawn Kennedy(5)
Senior Vice President	2007	$167,974	$25,000 (6)	—	—	$10,501 (7)	$203,475

David Harris
Senior Vice President of Store
Operations	2007	$198,107	$15,000 (8)	—		$82,291(9)	$295,398

Robert Nachwalter
Senior Vice President and General
Counsel	2007	$150,000	$30,000 (10)	—	—	$28,881(11)	$208,881

Former Executive Officers

Robert L. Baumgardner(12)	2007	$307,692	—	—	—	$145,822(13)	$453,514
Former Chief Executive Officer and
President

John R. Desjardins(14)	2007	$240,481	$75,000(15)	—	—	$50,764(16)	$366,245
Former Executive Vice President and
Chief Financial Officer

Matthew M. Patinkin(17)
Executive Vice President, Operations	2007	$226,154	—	—	—	$27,649(18)	$253,803

Debbie Nicodemus-Volker(19)
Executive Vice President,
Administration	2007	$255,000	—	—	—	$91,145(20)	$346,145

(1)	Mr. Dayoob received a bonus of $150,500 in March 2007 that was earned during the year ended January 31, 2007.

(2)	Mr. Dayoob’s “All Other Compensation” includes $28,348 of expenses related to temporary housing.

(3)	Mr. Don received a bonus of $42,000 in November 2006.

(4)	Mr. Don’s “All Other Compensation” includes $4,025 of temporary housing and $2,426 of relocation expense.

(5)	May 13, 2007 was Ms. Kennedy’s last day of employment with the Company.

(6)	Ms. Kennedy received a bonus of $25,000 in March 2007 that was earned during the year ended January 31, 2007.

(7)	Ms. Kennedy’s’ “All Other Compensation” includes an auto allowance of $9,969 and a payment for restricted stock in the amount $532.

(8)	Mr. Harris received a bonus of $15,000 in March 2007 that was earned during the year ended January 31, 2007.

(9)

Mr. Harris’ “All Other Compensation” includes a payment of $34,968 in connection with the sale of his prior home, $30,482 of relocation expenses, $8,010 for temporary housing, an auto allowance of $7,500 and $1,331 under a healthcare reimbursement plan for certain executives (as more fully described below). Payments under the healthcare reimbursement plan referenced above, are reported on a calendar year basis by the Company’s third party administrator. This executive healthcare reimbursement plan was terminated effective as of December 31, 2006.

(10)	Mr. Nachwalter received a bonus of $30,000 in March 2007 that was earned during the year ended January 31, 2007.

(11)	Mr. Nachwalter’s “All Other Compensation” includes $22,384 relocation expenses and $6,497 for temporary housing.

(12)	Mr. Baumgardner left the Company, effective September 1, 2006.

(13)

Mr. Baumgardner’s “All Other Compensation” includes $34,699 for temporary housing, $8,861 for an auto allowance, $2,262 under a healthcare reimbursement plan for certain executives (as more fully described below), a severance payment in the amount of $10,000 made in October 2006 (in connection Mr. Baumgardner’s separation from the Company) and a payment of $90,000 made in October 2006 under a Professional Services Agreement with the Company entered into after Mr. Baumgardner left the Company. Payments under the healthcare reimbursement plan referenced above, are reported on a calendar year basis by the Company’s third party administrator. This executive healthcare reimbursement plan was terminated effective as of December 31, 2006.

(14)	Mr. Desjardins resigned from the Company, effective October 5, 2006.

(15)	Mr. Desjardins received a bonus of $75,000 in April 2006.

(16)

Mr. Desjardins’ “All Other Compensation” includes $14,757 for an auto allowance, $34,618 under a healthcare reimbursement plan for certain executives (as more fully described below) and $1,389 for expenses related to a club membership. Payments under the healthcare reimbursement plan referenced above, are reported on a calendar year basis by the Company’s third party administrator. This executive healthcare reimbursement plan was terminated effective as of December 31, 2006.

(17)	Mr. Patinkin resigned from the Company, effective October 6, 2006.

(18)

Mr. Patinkin’s “All Other Compensation” includes $13,919 for an auto allowance and $13,730 under a healthcare reimbursement plan for certain executives (as more fully described below). Payments under the healthcare reimbursement plan referenced above are reported on a calendar year basis from the Company’s third party administrator. This executive healthcare reimbursement plan was terminated effective as of December 31, 2006.

(19)	Ms. Nicodemus-Volker left the Company, effective October 27, 2006.

(20)

Ms. Nicodemus-Volker “All Other Compensation” includes a payment for restricted stock in the amount $21,333, severance payments in the amount of $69,231 and $581 under a healthcare reimbursement plan for certain executives (as more fully described below). Payments under the healthcare reimbursement plan referenced above, are reported on a calendar year basis by the Company’s third party administrator. This executive healthcare reimbursement plan was terminated effective as of December 31, 2006.

Severance and Employment Agreements

Employment Agreements with Current Executive Officers.

     Whitehall has entered into employment agreements with each of its named executive officers as described below.

     Employment Agreement with Edward Dayoob. Whitehall entered into an amended and restated employment agreement with Edward Dayoob, dated February 28, 2007, under which Mr. Dayoob serves as Whitehall’s Chief Executive Officer and Chairman of its Board of Directors. Under the terms of the employment agreement, Mr. Dayoob is entitled to receive an initial annual base salary of $500,000 from and after February 1, 2007. In addition, Mr. Dayoob is eligible to participate in Whitehall’s management bonus plan with a target bonus opportunity equal to no less than 50% of his annual base salary. The actual amount of the annual bonus is contingent upon Whitehall meeting certain performance criteria set by its Board of Directors.

     In addition, pursuant to the terms of his employment agreement, Mr. Dayoob received stock options to purchase 4,823 shares of common stock of Whitehall at $850 per share. We assumed this award upon the closing of the Merger, and the award was converted into the option to purchase 1,198,594 shares of our Common Stock at an exercise price of $3.42 per Share. The agreement provides that the option shall vest over a 36-month period with the first 8/36th of the option vesting on the date of grant, and an additional 1/36 of the options vesting on each subsequent monthly anniversary of the grant date provided that Mr. Dayoob remains “engaged” (as described below) by Whitehall during the vesting period. If Mr. Dayoob is engaged by Whitehall immediately prior to the consummation of a change of control (as defined in the employment agreement), the unvested portion of his options shall immediately vest upon consummation of the change of control. Beginning with fiscal year 2007, which began on February 1, 2007, in addition to the vesting schedule described above, a portion of the options shall vest if certain performance goals, based on meeting or exceeding EBIDTA (as defined in the employment agreement) targets, are met. These options were granted pursuant to a stock option agreement on July 20, 2007. The stock option agreement contains terms with respect to vesting of Mr. Dayoob’s options that differ from the terms set forth in Mr. Dayoob’s employment agreement. (See “–Equity Incentive Plan Awards to Named Executive Officers.”)

     Mr. Dayoob’s employment agreement is for an initial term of eighteen months, commencing on June 20, 2006, and, subject to earlier termination, will be automatically extended for successive additional one year terms unless either party gives written notice of termination at least 60 days prior to the expiration of the then-current term.

     The employment agreement provides that if Mr. Dayoob’s employment terminates for any reason, Mr. Dayoob, or his estate in the case of his death, will receive accrued benefits owed to him consisting of accrued but unpaid base salary through the date of termination and any employee benefits to which he is entitled upon termination of employment in accordance with the terms of the Company’s plans and programs. In addition, if his employment is terminated by Whitehall without “cause” or by him for “good reason” (as these are terms defined in the employment agreement), provided Mr. Dayoob executes a release in favor of Whitehall and its affiliates, Mr. Dayoob will receive continued payment of his base salary for a period of twelve months following termination, subject to reduction by the amount of any compensation that Mr. Dayoob receives from a subsequent employer or other employment during the twelve-month period.

     In addition, if Mr. Dayoob’s employment is terminated by Whitehall without “cause” or Mr. Dayoob terminates his employment for “good reason,” any vested options held by Mr. Dayoob will remain exercisable until the later of 90 days following termination of employment or the date that Mr. Dayoob ceases to be “engaged” by Whitehall and, except as provided below, any unvested options shall have the opportunity to vest according to the vesting terms described above until they are forfeited as of the last day that Mr. Dayoob is “engaged” by Whitehall. If Mr. Dayoob’s employment is terminated by Whitehall for “cause,” the unexercised portion of the option (whether vested or unvested) will be forfeited. Mr. Dayoob is considered to be “engaged” by Whitehall during any time in which he is employed by Whitehall, engaged as a consultant to Whitehall or serving as a member of its Board of Directors. If Mr. Dayoob is (x) requested to resign from the Board of Directors in connection with Whitehall becoming a pubic company or (y) Mr. Dayoob is not re-elected to serve on the Board of Directors upon the expiration of his employment agreement, then all unvested options shall immediately vest. Whitehall shall have the right to repurchase any shares of stock acquired upon exercise of any portion of the option within 120 days following termination of his employment for the (i) fair market value on the date of repurchase if such termination of employment if for a reason other than for cause or Mr. Dayoob’s voluntary resignation or (ii) 80% of the fair market value on the date of repurchase if such termination of employment is for cause or Mr. Dayoob’s voluntary resignation, in either case, payable in equal quarterly installments over a two-year period.

     Mr. Dayoob is subject to non-competition covenant during the period of his engagement with Whitehall and for any period thereafter during which Mr. Dayoob is receiving severance payments from Whitehall, a non-solicitation covenant during the period of his engagement and for a one-year period thereafter, and a confidentiality covenant.

     Employment Agreement with Michael Don. Whitehall entered into an employment agreement with Michael Don, dated November 15, 2006, under which Mr. Don serves as its Executive Vice President and Chief Financial Officer. Under the terms of the employment agreement, Mr. Don is entitled to receive an initial annual base salary of $350,000. In addition, Mr. Don is eligible to participate in Whitehall’s management bonus plan with a target bonus opportunity equal to no less than 50% of his annual base salary. The actual amount of the annual bonus is contingent upon Whitehall meeting certain performance criteria set by its Board of Directors. However, for the fiscal year ended January 31, 2008, Mr. Don shall receive an annual bonus no less than $50,000, and as Mr. Don’s annual bonus for the fiscal year ended January 31, 2007, Mr. Don received $42,000 following execution of his employment agreement. Under the terms of the employment agreement, Mr. Don received stock options to purchase 2,813 shares of common stock of Whitehall at an exercise price of $850 per share. We assumed this award upon the closing of the Merger, and the award was converted into the option to purchase 699,180 shares of our Common Stock at an exercise price of $3.42 per Share. The agreement provides that the option vests over a 48-month period with the first one-eighth of the option vesting on the six-month anniversary of the grant date and an additional one-forty-eighth of the option vesting on each subsequent monthly anniversary of the grant date provided that Mr. Don remains continuously employed by Whitehall during the vesting period. If Mr. Don is employed by Whitehall immediately prior to the consummation of a change of control (as defined in the employment agreement), the unvested portion of the option shall immediately vest upon consummation of the change of control. Beginning with fiscal year 2007, which began on February 1, 2007, in addition to the vesting schedule described above, a portion of the option shall vest if certain performance goals, based on meeting or exceeding EBIDTA (as defined in the employment agreement) targets, are met. The option expires on the fifth anniversary of the date of grant. These options were granted pursuant to a stock option agreement on July 20, 2007. The stock option agreement contains terms with respect to vesting of Mr. Don’s options that differ from the terms set forth in Mr. Don’s employment agreement. (See “—Equity Incentive Plan Awards to Named Executive Officers”)

     Mr. Don’s employment agreement is for an initial term of one year, commencing on November 27, 2006, and, subject to earlier termination, will be automatically extended for successive additional one year terms unless either party gives written notice of termination at least 60 days prior to the expiration of the then-current term.

     The employment agreement provides that if Mr. Don’s employment terminates for any reason, Mr. Don, or his estate in the case of his death, will receive accrued benefits owed to him consisting of accrued but unpaid base salary through the date of termination and any employee benefits to which he is entitled upon termination of employment in accordance with the terms of Whitehall’s plans and programs. In addition, if his employment is terminated by Whitehall without “cause” or by him for “good reason” (as these terms are defined in the employment agreement), Mr. Don will receive continued payment of his base salary for a period of twelve months following termination, subject to reduction by the amount of any compensation that Mr. Don receives from a subsequent employer or other employment during the twelve-month period; provided that if the termination is for “good reason,” the severance payments are subject to Mr. Don’s execution of a mutual release and non-disparagement agreement.

     In addition, if Mr. Don’s employment is terminated by Whitehall without “cause” or terminates due to Mr. Don’s death, disability, resignation or the expiration of the term, any vested options will remain exercisable for 90 days following termination of employment. If Mr. Don’s employment is terminated for “cause,” any unexercised portion of the option will be forfeited. Following the termination of Mr. Don’s employment, Whitehall shall have the right to repurchase any shares of stock acquired upon exercise of any portion of the option within 120 days following the termination for the fair market value on the date of repurchase, if the termination is for a reason other than for “cause” or voluntary resignation, and for 80% of the fair market value on the date of repurchase, if the termination is for “cause” or due to voluntary resignation, payable over a two-year period.

     Mr. Don is subject to a non-competition covenant during the period of his employment and for any period during which he is receiving severance payments, to a non-solicitation covenant during his employment and for twelve months following the termination of his employment for any reason and a confidentiality covenant.

     Employment Agreement with Mark Funasaki. Whitehall entered into an employment agreement with Mark Funasaki, dated November 17, 2006, under which Mr. Funasaki serves as its Executive Vice President, Business Development and Chief Administrative Officer. Under the terms of the employment agreement, Mr. Funasaki is entitled to receive an initial annual base salary of $225,000. In addition, Mr. Funasaki is eligible to participate in Whitehall’s management bonus plan with a target bonus opportunity equal to no less than 35% of his annual base salary. The actual amount of the annual bonus is contingent upon Whitehall meeting certain performance criteria set by its Board of Directors. However, for the fiscal year ended January 31, 2007, Mr. Funasaki received $40,000. Under the terms of Mr. Funasaki’s employment agreement, Mr. Funasaki received stock options to purchase 1,608 shares of common stock of Whitehall at an exercise price of $850 per share. We assumed this award upon the closing of the Merger, and the award was converted into the option to purchase 399,531 shares of our Common Stock at an exercise price of $3.42 per Share. The agreement provides that the option shall vest over a 48-month period with the first one-eighth of the option vesting on the six-month anniversary of the grant date and an additional one-forty-eighth of the option vesting on each subsequent monthly anniversary of the grant date provided that Mr. Funasaki remains continuously employed by Whitehall during the vesting period. If Mr. Funasaki is employed by Whitehall immediately prior to the consummation of a change of control (as defined in the employment agreement), the unvested portion of the option shall immediately vest upon consummation of the change of control. Beginning with fiscal year 2007, which began February 1, 2007, in addition to the vesting schedule described above, a portion of the option shall vest if certain performance goals, based on meeting or exceeding EBIDTA (as defined in the employment agreement) targets, are met. The option expires on the fifth anniversary of the date of grant. These options were granted pursuant to a stock option agreement on July 20, 2007. The stock option agreement contains terms with respect to vesting of Mr. Funasaki’s options that differ from the terms set forth in Mr. Funasaki’s employment agreement. (See “—Equity Incentive Plan Awards to Named Executive Officers”)

     Mr. Funasaki’s employment agreement is for an initial term of one year, commencing on November 27, 2006, subject to earlier termination, and will be automatically extended for successive additional one year terms unless either party gives written notice of termination at least 60 days prior to the expiration of the then-current term.

     The employment agreement provides that if Mr. Funasaki’s employment terminates for any reason, Mr. Funasaki, or his estate in the case of his death, will receive accrued benefits owed to him consisting of accrued but unpaid base salary through the date of termination and any employee benefits to which he is entitled upon termination of employment in accordance with the terms of Whitehall’s plans and programs. In addition, if his employment is terminated by Whitehall without “cause” or by him for “good reason” (as these are terms defined in the employment agreement), Mr. Funasaki will receive continued payment of his base salary for a period of twelve months following termination, subject to reduction by the amount of any compensation that Mr. Funasaki receives from a subsequent employer or other employment during the twelve-month period; provided that if the termination is for “good reason,” the severance payments are subject to Mr. Funasaki’s execution of a mutual release and non-disparagement agreement.

     In addition, if Mr. Funasaki’s employment is terminated by Whitehall without “cause” or terminates due to Mr. Funasaki’s death, disability, resignation or the expiration of the term, any vested options will remain exercisable for 90 days following termination of employment. If Mr. Funasaki’s employment is terminated for “cause,” any unexercised portion of the option will be forfeited. Following the termination of Mr. Funasaki’s employment or his voluntary resignation, Whitehall shall have the right to repurchase any shares of stock acquired upon exercise of any portion of the option within 120 days following the termination for the fair market value on the date of repurchase, if the termination is for a reason other than for “cause” or voluntary resignation, and for 80% of the fair market value on the date of repurchase, if the termination is for “cause” or due to voluntary resignation, payable over a two-year period.

     Mr. Funasaki is subject to a non-competition covenant during the period of his employment and for any period during which he is receiving severance payments, to a non-solicitation covenant during his employment and for twelve months following the termination of his employment for any reason and a confidentiality covenant.

     Employment Agreement with David Harris. Whitehall entered into an employment agreement with David Harris, dated November 15, 2006, under which Mr. Harris serves as its Senior Vice President of store operations. Under the terms of the employment agreement, Mr. Harris is entitled to receive an initial annual base salary of $230,000. In addition, Mr. Harris shall, in the sole discretion of the compensation committee of Whitehall’s Board of Directors, be eligible to participate in its management bonus plan with a target bonus equivalent to that of other senior vice presidents of Whitehall.

     Mr. Harris’s employment agreement is for an initial term of one year, commencing on March 27, 2006, and, subject to earlier termination, will be automatically extended for successive one year terms unless either party gives written notice of termination at least 60 days prior to the expiration of the then-current term.

     The employment agreement provides that if Mr. Harris’s employment terminates for any reason, Mr. Harris, or his estate in the case of his death, will receive accrued benefits owed to him consisting of accrued but unpaid base salary through the date of termination and any employee benefits to which he is entitled upon termination of employment in accordance with the terms of Whitehall’s plans and programs. In addition, if his employment is terminated without “cause” (as defined in the employment agreement), Mr. Harris will receive continued payment of his base salary for a period of twelve months following termination, subject to reduction by the amount of any compensation that Mr. Harris receives from a subsequent employer or other employment during the twelve-month period.

     Mr. Harris is subject to a non-competition covenant during the period of his employment and for any period during which he is receiving severance payments, to a non-solicitation covenant during his employment and for twelve months following the termination of his employment for any reason and a confidentiality covenant.

     Employment Agreement with Robert Nachwalter. Whitehall entered into an employment agreement with Robert Nachwalter, dated March 17, 2007, under which Mr. Nachwalter serves as its Senior Vice President, General Counsel, Chief Compliance Officer and Secretary. Under the terms of the employment agreement, Mr. Nachwalter is entitled to receive an initial annual base salary of $230,000 from and after March 19, 2007. In addition, Mr. Nachwalter is eligible to participate in Whitehall’s management bonus plan with a target bonus opportunity equal to no less than 30% of his annual base salary. The actual amount of the annual bonus is contingent upon Whitehall meeting certain performance criteria set by its Board of Directors. Under the terms of Mr. Nachwalter’s employment agreement, Mr. Nachwalter received a stock option to purchase 402 shares of common stock of Whitehall at an exercise price of $850 per share. We assumed this award upon the closing of the Merger, and the award was converted into the option to purchase 99,883 shares of our Common Stock at an exercise price of $3.42 per Share. The agreement provides that the options vest over a 36-month period with the first nine thirty-sixths of the option vesting on the grant date and an additional one-thirty-sixth of the option vesting on each subsequent monthly anniversary of the grant date provided that Mr. Nachwalter remains continuously employed by Whitehall during the vesting period. If Mr. Nachwalter is employed by Whitehall immediately prior to the consummation of a change of control (as defined in the employment agreement), the unvested portion of the option shall immediately vest upon consummation of the change of control. Beginning with fiscal year 2007, which began February 1, 2007, in addition to the vesting schedule described above, a portion of the option shall vest if certain performance goals, based on meeting or exceeding EBIDTA (as defined in the employment agreement) targets, are met. The option expires on the fifth anniversary of the date of grant. These options were granted pursuant to a stock option agreement on July 20, 2007. The stock option agreement contains terms with respect to vesting of Mr. Nachwalter’s options that differ from the terms set forth in Mr. Nachwalter’s employment agreement. (See “—Equity Incentive Plan Awards to Named Executive Officers”)

     Mr. Nachwalter’s employment agreement is for an initial term of three years, commencing on April 24, 2006, subject to earlier termination, and will be automatically extended for one additional year unless either party gives written notice of termination at least 120 days prior to the expiration of the term.

     The employment agreement provides that if Mr. Nachwalter’s employment terminates for any reason, Mr. Nachwalter, or his estate in the case of his death, will receive accrued benefits owed to him consisting of accrued but unpaid base salary through the date of termination and any employee benefits to which he is entitled upon termination of employment in accordance with the terms of Whitehall’s plans and programs. In addition, if his employment is terminated by Whitehall without “cause” or by him for “good reason” (as these are terms defined in the employment agreement), provided Mr. Nachwalter and Whitehall execute a mutual release, Mr. Nachwalter will receive continued payment of his base salary for a period of twelve months following termination and pro rated bonus for the year of termination, subject to reduction by the amount of any compensation that Mr. Nachwalter receives from a subsequent employer or other employment during the twelve-month period. Moreover, if Whitehall terminates Mr. Nachwalter’s employment without cause, Mr. Nachwalter shall also be eligible to receive continued health and dental coverage (or reimbursement for COBRA coverage) for up to twelve months.

     In addition, if Mr. Nachwalter’s employment is terminated by Whitehall without “cause” or terminates due to Mr. Nachwalter’s death, disability, resignation or the expiration of the term, any vested options will remain exercisable for 90 days following termination of employment. If Mr. Nachwalter’s employment is terminated for “cause,” any unexercised portion of the option will be forfeited. Following the termination of Mr. Nachwalter’s employment or his voluntary resignation, Whitehall shall have the right to repurchase any shares of stock acquired upon exercise of any portion of the option within 120 days following the termination for the fair market value on the date of repurchase, if the termination is for a reason other than for “cause” or voluntary resignation, and for 80% of the fair market value on the date of repurchase, if the termination is for “cause” or due to voluntary resignation, payable over a two-year period.

     Mr. Nachwalter is subject to a non-solicitation covenant during his employment and for twelve months following the termination of his employment for any reason and a confidentiality covenant.

Severance Agreements with Named Executive Officers.

     Severance Agreement with Dawn Kennedy. Whitehall entered into a Severance Agreement with Ms. Kennedy dated May 7, 1996. Ms. Kennedy resigned her employment with the Company on May 13, 2007 and this severance agreement has terminated in connection with the resignation of Ms. Kennedy’s employment. The agreement provided for certain payments to Ms. Kennedy if (x) her employment was terminated by Whitehall without “cause” (as defined in the severance agreement) or if she terminated her employment with “good reason” (as defined in the severance agreement) within one year following a “change in control” of Whitehall or (y) if her employment terminates for any reason within the 30 day period immediately following a change in control. The severance agreement defined “change in control” to include (i) an acquisition by a third party (excluding certain affiliates of Whitehall) of beneficial ownership of at least 25% of the outstanding shares of common stock, (ii) a change in a majority of the incumbent Board of Directors of Whitehall and (iii) merger, consolidation or sale of substantially all of Whitehall’s assets if Whitehall’s stockholders do not continue to own at least sixty percent (60%) of the equity of the surviving or resulting entity.

     If Ms. Kennedy’s employment terminated as described in (x) or (y) of the preceding paragraph, she would have been entitled to receive (a) accrued and unpaid base salary through the date of termination, (b) a bonus for the year of termination equal to the greater of (x) Ms. Kennedy’s average bonus for the immediately preceding two years and (y) fifty percent (50%) of the maximum bonus Ms. Kennedy could have earned with respect to the year her employment terminates, pro rated for the portion of the year completed, (c) any compensation previously deferred, (d) a severance amount equal to Ms. Kennedy’s annual base salary plus the highest bonus paid to Ms. Kennedy for any of the five fiscal years prior to the change in control, and (e) continued coverage under Whitehall’s benefit plans for one year following the termination of her employment. The payments described above would have been paid to Ms. Kennedy in a lump-sum.

Severance Agreements with Former Named Executive Officers.

     Severance Agreements with John Desjardins and Matthew Patinkin. As described below, Whitehall entered into severance agreements with each of Mr. Desjardins, dated May 7, 1996, and Mr. Matthew Patinkin, dated May 7, 1996. Mr. Desjardins terminated his employment with Whitehall effective October 5, 2006, while Mr. Patinkin terminated his employment with Whitehall effective October 6, 2006. See “Legal Proceedings—Severance Matters with Former Executives” for a discussion of legal proceedings relating to severance benefits with Mr. Desjardins and Mr. Patinkin.

     The agreements provided for certain payments after a “change in control.” A “change in control” is defined under the agreements to include (i) an acquisition by a third party (excluding certain affiliates of the Company) of beneficial ownership of at least 25% of the outstanding shares of common stock, (ii) a change in a majority of the incumbent Board of Directors of Whitehall and (iii) merger, consolidation or sale of substantially all of Whitehall’s assets if Whitehall’s stockholders do not continue to own at least sixty percent (60%) of the equity of the surviving or resulting entity. Pursuant to these agreements, these former employees were to receive certain payments and benefits if they terminated their employment voluntarily six months after a “change in control,” or if, during a three-year period following a change in control (i) they terminated their employment for “good reason,” as defined in the agreements (such as certain changes in duties, titles, compensation, benefits or work locations) or (ii) if their employment was terminated by Whitehall, other than for “cause,” as so defined.

     The severance agreements also provide for certain payments absent a change in control if the applicable employee terminates employment for “good reason” or if they are terminated by Whitehall, other than for “cause.” Their payment will equal 2.5 times (1.5 times if a change in control has not occurred) their highest salary plus bonus over the five years preceding the change in control together with continuation of health and other insurance benefits for 30 months (18 months if a change in control has not occurred). The severance agreements also provide for payment of bonus for any partial year worked at termination of employment equal to the higher of (x) the employee’s average bonus for the immediately preceding two years and (y) fifty percent (50%) of the maximum bonus the employee could have earned in the year employment terminates, pro rated for the portion of the year completed. To the extent any payments to either of these two former senior executives under these agreements would have constituted an “excess parachute payment” under section 280G(b)(1) of the Internal Revenue Code (the “Code”), the payments would be “grossed up” for any excise tax payable under such section, so that the amount retained after paying all federal income taxes due would be the same as such person would have retained if such section had not been applicable.

     The Company and Mr. Desjardins have settled the action previously filed on December 7, 2006, in Illinois by Mr. Desjardins, the former Executive Vice President and Chief Financial Officer for the Company in which he asserted claims against the Company for certain severance payments. The settlement includes a severance payment from the Company of approximately $1.1 million (plus interest) with more than a half of the severance payment to be made concurrent with the dismissal of the action and the remaining balance to be paid over a 24 month period. The Company has agreed to continue certain fringe benefits as well as reimburse Mr. Desjardins for other expenses related to insurance matters and maintain insurance coverage for 30 months following separation. The Company also agreed to pay Mr. Desjardins’ attorney’s fees associated with bringing the above-referenced action. In consideration for these payments, Mr. Desjardins executed a release of all claims against the Company.

Employment Agreements with Former Executive Officers.

     As described below, Whitehall entered into employment agreements with Mr. Baumgardner, dated October 31, 2005, and Ms. Nicodemus-Volker, dated June 1, 2004. Robert Baumgardner’s employment terminated pursuant to an agreement and release, dated September 29, 2006, described below under the caption titled, “—Severance and Employment Agreements—Separation Agreements with Former Executive Officers.” Debbie Nicodemus-Volker, former EVP—Merchandising and Marketing left the Company effective as of October 27, 2006. Pursuant to her employment agreement, Ms. Nicodemus-Volker will receive continued payment of her base salary through October 27, 2007, a period of twelve months following the date of her termination of employment, subject to reduction by the amount of any compensation that Ms. Nicodemus-Volker receives from a subsequent employer or other employment during this twelve-month period.

     Employment Agreement with Robert L. Baumgardner. Under the terms of the employment agreement, dated October 31, 2005, between Whitehall and Mr. Baumgardner, Mr. Baumgardner was entitled to receive an annual base salary of not less than $500,000. He also received a one-time, lump sum payment of $500,000 as a signing bonus. Mr. Baumgardner was also eligible to participate in the Company’s management cash bonus plan. Under the plan, he was eligible to receive an annual bonus of up to fifty percent (50%) of his base salary. Pursuant to the employment agreement and notwithstanding the foregoing, he was to receive an annual bonus for the fiscal year ending January 31, 2007 of no less than $125,000.

     Under the terms of the employment agreement, Mr. Baumgardner was entitled to receive an employment inducement stock option award for the purchase of 325,235 shares of common stock of Whitehall at a purchase price equal to the higher of the fair market value (as defined in the Company’s 1997 Long-Term Incentive Plan) on Mr. Baumgardner’s first day of work or $0.75. This award (i) provides for vesting in three equal annual installments commencing on the first anniversary of the date of grant (but will vest fully, if not already vested, upon a change in control), (ii) expires on the tenth anniversary of the date of grant and (iii) is subject to the same terms and conditions (subject to limited exceptions with respect to vesting upon a change in control) as if granted under Whitehall’s 1997 Long-Term Incentive Plan.

     The employment agreement was for an initial term of three years, subject to earlier termination, and would have been automatically extended for one additional year unless either party gave written notice of termination at least 60 days prior to the expiration of the term.

     The employment agreement provided that if Mr. Baumgardner’s employment was terminated without “cause” (as defined in the employment agreement) during the employment period and prior to a change in control of Whitehall, he would continue to receive his base salary, target annual bonus payments and health and dental coverage for a period of twelve months. If Mr. Baumgardner terminated his employment with “good reason” (as defined in the employment agreement), he would have received his base salary and, if he executed a mutual release and non-disparagement agreement, target annual bonus payments and health and dental insurance for a period of twelve months. The severance payments described above will be reduced by the amount of any compensation that Mr. Baumgardner receives from a subsequent employer or from self-employment.

     The employment agreement also provided Mr. Baumgardner with certain benefits, including participation in Whitehall’s employee benefit plans generally available to executives of Whitehall and relocation assistance. Whitehall also agreed to provide Mr. Baumgardner with an automobile allowance and to pay premiums related to his life insurance policy. The employment agreement contained confidentiality, non-compete and non-solicitation covenants from Mr. Baumgardner.

     The employment agreement obligates Mr. Baumgardner to non-competition and a non-solicitation covenant during the period of his engagement and for a one-year period thereafter, and a confidentiality covenant.

     Mr. Baumgardner’s stock options were cancelled effective as of March 15, 2006.

     Mr. Baumgardner left the Company, effective September 1, 2006.

     Employment Agreement with Debbie Nicodemus-Volker. Under the terms of Ms. Nicodemus-Volker’s employment agreement dated June 1, 2004, Ms. Nicodemus-Volker was entitled to receive an initial annual base salary of $300,000. In addition, beginning for the fiscal year ending January 31, 2005 and in the sole discretion of the Compensation Committee of the Whitehall’s Board of Directors, Ms. Nicodemus-Volker had the opportunity to participate in Whitehall’s Management Cash Bonus Plan, with the same percentage bonus opportunity as the Company’s other Executive Vice Presidents. Furthermore, Ms. Nicodemus-Volker was, in the sole discretion of the Compensation Committee, eligible during her employment with Whitehall to be granted stock options, restricted stock and/or other equity-based compensation awards.

     Ms. Nicodemus-Volker’s employment agreement was for an initial term of one year, subject to earlier termination, and would have been automatically extendable for one additional year unless either party to the employment agreement gave written notice of termination at least 60 days prior to the expiration of the term.

     The employment agreement also provided that if Ms. Nicodemus-Volker’s employment was terminated without “cause” (as defined in the employment agreement), she would receive a severance payment equal to her base salary for a period of twelve months following termination, any accrued but unpaid salary and annual bonus through and including the effective date of the termination of her employment (determined on a pro rata basis for the number of days of the fiscal year for which she was employed by Whitehall), such annual bonus to be paid following the Compensation Committee’s determination of her annual bonus, if any, for the fiscal year in which the termination of employment occurred, and other employee benefits to which she is entitled on the date of the termination of her employment in accordance with the terms of the applicable plans.

     The employment agreement also provided Ms. Nicodemus-Volker with certain benefits, including participation in Whitehall’s employee benefit plans generally available to executives of the company (currently including health insurance, life insurance, and participation in the Company’s 401(k) plan, automobile benefits and reimbursement for business expenses) and relocation assistance. The employment agreement also contained confidentiality, non-compete and non-solicitation covenants from Ms. Nicodemus-Volker.

     Employment Agreement with John R. Desjardins. Mr. Desjardins’s employment agreement, dated May 7, 1996, is described above, under the caption titled, “—Severance and Employment Agreements—Severance Agreements with Named Executive Officer and Former Named Executive Officer.” Mr. Desjardins’s tendered his resignation effective as of October 5, 2006. The Company and Mr. Desjardins have settled the action previously brought by Mr. Desjardins relating to severance payments. See “—Legal Proceedings.”

     Employment Agreement with Matthew Patinkin. Mr. Patinkin’s employment agreement, dated May 7, 1996, is described above, under the caption titled, “—Severance and Employment Agreements—Severance Agreements with Named Executive Officer and Former Named Executive Officer.” Mr. Patinkin tendered his resignation effective as of October 6, 2006. The Company is currently negotiating severance terms with Mr. Patinkin. See “—Legal Proceedings.”

Separation Agreements with Former Executive Officers.

     Agreement and Release with Robert Baumgardner. Under the terms of an agreement and release, dated September 29, 2006, Whitehall and Mr. Baumgardner terminated Mr. Baumgardner’s employment agreement, dated October 31, 2005, described above under the caption titled, “—Severance and Employment Agreements—Employment Agreements with Former Executive Officers.” Pursuant to the agreement and release, Mr. Baumgardner provided Whitehall with a general release of claims and agreed to a confidentiality covenant and a non-solicitation covenant surviving for one year following the date Mr. Baumgardner’s employment terminated. In consideration for the release and such covenants, Mr. Baumgardner received a severance payment equal to $10,000.

     Pursuant to a professional services agreement also dated September 29, 2006, Mr. Baumgardner performed consulting services to Whitehall following the termination of his employment through December 31, 2006. In consideration for such consulting services, Whitehall paid Mr. Baumgardner an amount equal to $90,000.

Director Compensation

     The following table sets forth certain information with respect to the compensation we paid to our directors during the fiscal year ended January 31, 2007.

					Change in
	Fees				pension value
	earned			Non-equity	and nonqualified
	or paid	Stock	Option	incentive plan	deferred	All other
	in cash	awards	awards	compensation	compensation	compensation	Total
Name	($)	($)	($)	($)	earnings	($)	($)

Current Directors
Edward Dayoob	$12,054	—	—	—	—	—	$12,054
Jonathan Duskin	$9,555	—	—	—	—	—	$9,555
Efrem Gerszberg	$0	—	—	—	—	—	$0
Charles G. Phillips	$9,555	—	—	—	—	—	$9,555
William R. Lazor	$0	—	—	—	—	—	$0
Timothy P. Halter *	—	—	—	—	—	—	$0
Former Directors
Richard K. Berkowitz	$48,735	—	—	—	—	—	$48,735
Seymour Holtzman	$9,555	—	—	—	—	—	$9,555
Daniel H. Levy	$26,150	—	—	—	—	—	$26,150
Norman Patinkin	$14,583	—	—	—	—	—	$14,583
Sanford Shkolnik	$35,426	—	—	—	—	—	$35,426

*

Ten days after the filing of this Statement, the Company’s Board of Directors will be reconstituted by the appointment of Edward Dayoob, Jonathan Duskin, William R. Lazor and Charles G. Phillips (all of whom were directors of Whitehall immediately prior to and after the Merger), and Efrem Gerszberg, a director elect of BTHC VII, Inc. and the resignation of Timothy P. Halter from his role as director of the Company.

Equity Incentive Plan

     Prior to the consummation of the Merger, Whitehall adopted the 2007 Whitehall Jewelers, Inc. Stock Incentive Plan, referred to herein as the equity incentive plan. At the closing of the Merger, we assumed the equity incentive plan and awards granted thereunder. The purpose of the equity incentive plan is to motivate our key employees, officers, directors and consultants to use their best efforts on our and our affiliates’ behalf and to recruit and retain these employees, officers, directors and consultants.

     Awards. The equity incentive plan provides for the grant of stock options and stock appreciation rights and for awards of shares, restricted shares, restricted stock units and other equity-based awards.

     Shares Subject to the Equity Incentive Plan. Subject to adjustment as provided below, the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the equity incentive plan shares is 3,728,070. If an award granted under the equity incentive plan terminates, lapses or is forfeited without the delivery or vesting of shares, as applicable, then the shares covered by the terminated, lapsed award or forfeited will again be available to be granted.

     In the event of any change affecting the outstanding shares of our Common Stock by reason of, among other things, a share dividend or split, reorganization, recapitalization, merger, consolidation or any transaction similar to the foregoing (other than a cash dividend), the compensation committee, in its discretion, will be able to make such substitution or adjustment as it deems equitable as to (1) the number or kind of shares or other securities issued or reserved for issuance pursuant to the equity incentive plan or pursuant to outstanding awards, (2) the option price or exercise price of any stock appreciation right and/or (3) any other affected terms of such awards. Following the assumption of the equity incentive plan, the number of shares of common stock and the number of options will be automatically adjusted pursuant to the Merger Agreement.

     Any shares of our Common Stock issued under the equity incentive plan may consist, in whole or in part, of authorized and unissued shares of our common stock or of treasury shares of our common stock.

     Plan Administration. The equity incentive plan is administered by the compensation committee of our Board of Directors. Our Board of Directors also has the authority to take any action delegated to the compensation committee under the equity incentive plan as it may deem necessary. The number of shares underlying such substitute awards will be counted against the aggregate number of shares available for awards under the equity incentive plan. The compensation committee has the authority to (1) select equity incentive plan participants, (2) interpret the equity incentive plan, (3) establish, amend and rescind any rules and regulations relating to the equity incentive plan and to make any other determinations deemed necessary or desirable for the administration of the equity incentive plan, (4) correct any defect or supply any omission or reconcile any inconsistency in the equity incentive plan in the manner and to the extent deemed necessary or desirable and (5) establish the terms and conditions of any award consistent with the provisions of the equity incentive plan and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions). Any decision in respect of the interpretation and administration of the equity incentive plan will lie within the sole and reasonable discretion of the compensation committee.

     Eligibility. Any employee, officer, director or consultant of us or any of our affiliates will be eligible to participate in the equity incentive plan. In each case, the compensation committee selects the actual grantees.

     Limitations. No award may be granted under the equity incentive plan after the 10th anniversary of its commencement. Awards granted prior to the termination may extend beyond the termination date of the equity incentive plan.

     Options. Under the equity incentive plan, the compensation committee may grant both incentive stock options intended to conform to the provisions of Section 422 of the Internal Revenue Code and non-qualified stock options. The exercise price for options will be determined by the compensation committee; provided, however, that the exercise price cannot be less than 100% of the fair market value (as defined in the equity incentive plan) of our common stock on the grant date. In the case of incentive stock options granted to an employee who, at the time of the grant of an option, owns stock representing more than 10% of the voting power of all classes of our stock or the stock of any of our subsidiaries, the exercise price cannot be less than 110% of the fair market value of a share of our common stock on the grant date and the incentive stock option will terminate on a date not later than one day preceding the fifth anniversary of the date on which such incentive stock option was granted. All options granted under the equity incentive plan will be non-qualified stock options unless the applicable award agreement expressly states that the option is intended to be an incentive stock option.

     The compensation committee determines when, and upon what terms and conditions, options granted under the plan will be exercisable, except that no option will be exercisable more than 10 years after the date on which it was granted. The exercise price may be paid (1) with cash (or its equivalent), (2) to the extent permitted by the compensation committee, with shares of our common stock that have a fair market value equal to the aggregate option exercise price and that have been held by the optionee for not less than six months (or such other period as established by the compensation committee or generally accepted accounting principles); (3) to the extent permitted by the compensation committee through a “cashless exercise” via a broker; or (4) to the extent permitted by the compensation committee, partly in cash and partly in shares.

     Stock Appreciation Rights. The compensation committee is authorized to grant stock appreciation rights under the equity incentive plan either independently or in connection with an option, or portion thereof. Stock appreciation rights granted in connection with an option, or portion thereof, (1) will be granted either at the same time as the option or at any time prior to the exercise or cancellation of the related option, (2) will cover the same shares covered by the option (or such lesser number of shares as the compensation committee may determine) and (3) will be subject to the same terms and conditions as such option as well as any additional limitations contemplated by the equity incentive plan or that the compensation committee may impose, in its discretion, including conditions upon the exercisability or transferability of stock appreciation rights.

     The exercise price of each share covered by a stock appreciation right shall be determined by the compensation committee; provided, however, that the exercise price cannot be less than the greater of the fair market value of our Common Stock on the date the stock appreciation right was granted or, in the case of a stock appreciation right granted in connection with an option, or a portion thereof, the option price of the related option. Each stock appreciation right granted independent of an option will entitle an equity incentive plan participant upon exercise of such right to an amount equal to (1) the excess of (a) the fair market value on the exercise date of one share of common stock over (b) the exercise price per share, times (2) the number of shares covered by the stock appreciation right. Each stock appreciation right granted in connection with an option, or a portion thereof, will entitle an equity incentive plan participant to surrender to us the unexercised option, or any portion thereof, and to receive from us in exchange an amount equal to (1) the excess of (a) the fair market value on the exercise date of one share over (b) the option price per share, times (2) the number of shares covered by the option, or portion thereof, which is surrendered. Payment for any stock appreciation rights may be made in shares or in cash, or partly in shares and partly in cash, all as determined by the compensation committee.

     Other Stock-Based Awards. The compensation committee is authorized to grant awards of shares, restricted shares, restricted stock units and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of our common stock. We refer to such awards as other stock-based awards. Other stock-based awards may be granted alone or in addition to any other awards granted under the equity incentive plan. Subject to the provisions of the equity incentive plan, the compensation committee determines (1) the number of shares to be awarded under (or otherwise related to) such other stock-based awards, (2) whether such other stock-based awards will be settled in cash, shares or a combination of cash and shares and (3) all other terms and conditions of such awards (including, without limitation, the vesting provisions thereof). In addition, the other stock-based awards will be in the form, and dependent on the conditions, as the compensation committee determines, including, without limitation, the right to receive one or more shares (or the equivalent cash value of such shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives.

     Transferability. Unless otherwise determined by the compensation committee, awards granted under the equity incentive plan are not transferable other than by will or by laws of descent and distribution.

     Change of Control. The equity incentive plan provides that, in the event of a change of control, as defined below, the compensation committee may, in its sole discretion, provide for:

  termination of an award upon the consummation of the change of control but only if the award has vested and been paid out or the equity incentive plan participant has been permitted to exercise the award in full for a period of not less than 10 days prior to the change of control;

  acceleration of all or any portion or an award;

  payment of any amount (in cash or, in the discretion of the compensation committee, in the form of consideration paid to our stockholders in connection with the change of control) in exchange for the cancellation of such award, however, if holders of our common stock are to receive consideration other than cash in exchange for their shares of common stock in connection with a change in control, the Company may only make such payments if the equity incentive plan participants have been permitted to exercise their awards; and/or issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards.

     A change of control is defined to mean the occurrence of any of the following events:

  any person (other than affiliates of Prentice) becoming a beneficial owner of securities representing a majority of the combined voting power of our then outstanding securities generally entitled to vote for the election of members of our Board of Directors;

  the sale, lease, transfer, conveyance or other disposition, in one or a series of transactions, of all or substantially all of our assets;

  the consummation of a merger, consolidation or reorganization wherein the beneficial owners of our voting securities prior to the transaction do not own a majority as a result of the transaction; and

  the consummation of a plan relating to the liquidation of the company.

     Amendment and Termination. The compensation committee may amend, alter or terminate the equity incentive plan in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted, without his or her consent.

Equity Incentive Plan Awards to Named Executive Officers

     Prior to the consummation of the Merger, Whitehall granted awards of options to Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter under the 2007 Whitehall Jewelers, Inc. Stock Incentive Plan. We assumed these awards upon the closing of the Merger. Pursuant to stock option agreements dated July 20, 2007, Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter were granted options to purchase 4,823, 2,813, 1,608 and 402 shares of common stock of Whitehall, respectively, in each case for an exercise price of $850 per share, the fair market value of such shares on the date of grant. Following the closing of the Merger, pursuant to the terms of the equity incentive plan, these options were converted to options to purchase 1,198,594, 699,180, 399,531 and 99,883 shares of our common stock, respectively, at a price of $3.42 per Share.

     Mr. Dayoob’s award was 12/36ths vested on the date of grant, and vest with respect to 1/36ths of the award on each monthly anniversary of August 17, 2007. For Mr. Dayoob, 2/36ths of Mr. Dayoob’s award (for a total of 14/36ths of the total award) will vest within sixty days. Mr. Nachwalter’s award was 14/36ths vested on the date of grant, and will also vest with respect to 1/36th of the award on each monthly anniversary of August 17, 2007. Like Mr. Dayoob’s award, an additional 2/36ths of Mr. Nachwalter’s award (for a total of 16/36ths of the total award) will vest within the next sixty days. Mr. Don’s and Mr. Funasaki’s awards were 7/48ths vested on the grant date, and each award vests with respect to 1/48th of the award on each monthly anniversary of August 17, 2007. For Messrs. Don and Funasaki, 2/48ths of their awards (for a total of 9/48ths of each executive’s total award) will vest over the next sixty days.

     Beginning with fiscal year 2007, which ends February 2, 2008, in addition to the vesting schedule described above, a portion of each executive’s option shall vest if certain performance goals, based on meeting or exceeding EBIDTA (as defined in the award agreement) targets, are met. Each option expires on the fifth anniversary of the date of grant.

     In addition, if (a) Mr. Dayoob is “engaged” (as defined in Mr. Dayoob’s award agreement) by us immediately prior to the consummation of a “change in control” (as defined in Mr. Dayoob’s employment agreement), (b) Mr. Dayoob is requested, in writing, to resign from our Board of Directors in connection with becoming a public company or (c) Mr. Dayoob is not re-elected to serve on our Board of Directors upon the termination date of his employment agreement, then all of Mr. Dayoob’s options, to the extent not previously vested or forfeited, shall immediately vest and become exercisable.

     We have the right to repurchase any shares of stock acquired upon exercise of any portion of each executive’s option within 30 days following the termination of each executive’s employment for the (i) fair market value of the shares on the date of repurchase if such termination of employment if for a reason other than for “cause” (as defined in the award agreement”) or the executive’s voluntary resignation or (ii) 80% of the fair market value of the shares on the date of repurchase if such termination of employment is for cause or the executive’s voluntary resignation, in either case, payable in equal quarterly installments over a two-year period.

Bonus Award Agreements Entered Into With Named Executive Officers

     On July 20, 2007, prior to the consummation of the Merger, Whitehall Jewelers, Inc. entered into Bonus Award Agreements with each of Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter. Under these agreements, Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter will be eligible to receive maximum bonuses equal to $300,000, $175,000, $100,000 and $25,000, respectively. Subject to each executive’s continued employment through December 31, 2008, Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter will receive 83%, 52%, 52% and 88% respectively, of his total bonus amount on the next regular payroll date following December 31, 2008. Mr. Dayoob shall continue to receive payments under his Bonus Award Agreement if he is “engaged” by the Company as of such date. Under Mr. Dayoob’s Bonus Award Agreement, Mr. Dayoob will be “engaged” by the Company for so long as he (x) is employed by the Company; (y) provides services to the Company as a consultant or (z) serves as a member of the Company’s Board of Directors.

     Subject to each executive’s continued employment through each payment date (or in the case of Mr. Dayoob, his continued engagement through such dates), on the next regular payroll date following the final day of each month after December 31, 2008 and on a monthly basis thereafter, Mr. Dayoob and Mr. Nachwalter will receive an amount equal to 1/36th and Mr. Don and Mr. Funasaki will receive an amount equal to 1/48th of his total bonus amount on a monthly basis, until such time as he has received a gross amount equal to his total bonus amount.

     Upon a “change in control” (as defined in each award agreement) each executive will receive an amount equal to his total bonus amount less any payments previously received under his bonus award agreement.

     If an executive’s employment is terminated for “cause” (as defined in each executive’s employment agreement) he will forfeit the right to receive any payments under his bonus award agreement. Upon an executive’s death, “disability” (as defined in each executive’s employment agreement) or voluntary resignation, the executive will receive (x) if such death, “disability” or voluntary resignation occurs prior to December 31, 2008, a pro-rated share of the percentage payment the executive would have received had he remained employed through December 31, 2008, calculated as of the date his employment terminated or (y) if such death, “disability” or voluntary resignation occurs after December 31, 2008, any accrued, but unpaid monthly bonus payment.

     If an executive’s employment is terminated without “cause,” he will be entitled to receive (x) if such without cause termination occurs prior to December 31, 2008, the percentage payment the executive would have received had he remained employed through December 31, 2008 pro rated through the date his employment terminated plus six months or (y) if such without cause termination occurs after December 31, 2008, an amount equal to the lesser of six monthly bonus payments or the remainder the executive’s total bonus amount.

AVAILABLE INFORMATION REGARDING THE COMPANY

     Please read this Information Statement carefully. It describes the general terms of the Merger and 2007 Equity Transactions and contains certain biographical and other information concerning the executive officers and directors after the closing of the Merger and 2007 Equity Transactions. Additional information about the Merger and 2007 Equity Transactions is contained in the Company’s Form 8-K. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Company has duly caused this Statement to be signed on its behalf by the undersigned hereunto duly authorized.

BTHC VII, Inc.

Date: August 2, 2007	By:	/s/ Edward A. Dayoob
Edward A. Dayoob
Chief Executive Officer